UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2026

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4-5, Marunouchi 1-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-273681) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2026

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yoshitaka Sekine
Name:	Yoshitaka Sekine
Title:	Managing Director, Head of Documentation & Corporate Secretary Department,
Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the fiscal year ended March 31, 2026

May 15, 2026

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306
URL	https://www.mufg.jp/english/
Representative:	Junichi Hanzawa, President & Group CEO
For inquiry:	Masahisa Takahashi, Managing Director, Head of Financial Accounting and Reporting, Financial Accounting Office, Financial Planning Division
TEL 050-3613-1179
General meeting of shareholders:	June 26, 2026
Dividend payment date:	June 29, 2026
Securities report issuing date:	June 24, 2026
Trading accounts:	Established
Supplemental information for financial statements:	Available
Investor meeting presentation:	Scheduled (for investors and analysts)

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Fiscal Year ended March 31, 2026

(1)	Results of Operations

	( % represents the change from the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
	million yen	%	million yen	%	million yen	%
Fiscal year ended
March 31, 2026	14,620,843	7.3	3,410,192	27.7	2,427,229	30.3
March 31, 2025	13,629,997	14.6	2,669,483	25.4	1,862,946	25.0

(*)	Comprehensive income

        March 31, 2026: 3,271,246 million yen  58.1%;  March 31, 2025: 2,069,660 million yen  (37.6) %

	Basic earnings per share	Diluted earnings per share	Net Income to Net Assets Attributable to MUFG shareholders	Ordinary Profits to Total Assets	Ordinary Profits to Ordinary Income
	yen	yen	%	%	%
Fiscal year ended
March 31, 2026	213.17	212.34	11.3	0.8	23.3
March 31, 2025	160.02	159.48	9.3	0.7	19.6

(Reference) Income from investment in affiliates (Equity method)

        March 31, 2026: 845,545 million yen;  March 31, 2025: 596,956 million yen

(2)	Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)	Total Net Assets per Common Stock
	million yen	million yen	%	yen
As of
March 31, 2026	431,731,548	23,744,152	5.2	1,973.31
March 31, 2025	413,113,501	21,728,132	5.0	1,783.37

(Reference) Shareholders’ equity as of March 31, 2026: 22,273,941 million yen; March 31, 2025: 20,520,374 million yen

(*)	“Equity-to-asset ratio” is computed under the formula shown below
(Total net assets - Subscription rights to shares - Non-controlling interests) / Total assets

(3)	Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the period
	million yen	million yen	million yen	million yen
Fiscal year ended
March 31, 2026	(23,064,420)	4,473,959	(1,149,876)	90,045,500
March 31, 2025	6,415	(186,948)	(861,116)	109,095,437

2. Dividends on Common Stock

	Dividends per Share					Total dividends	Dividend payout ratio (Consolidated)	Dividend on net assets ratio (Consolidated)
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen	million yen	%	%
Fiscal year
ended March 31, 2025	—	25.00	—	39.00	64.00	741,992	40.0	3.7
ended March 31, 2026	—	35.00	—	51.00	86.00	976,032	40.3	4.6
ending March 31, 2027 (Forecast)	—	48.00	—	48.00	96.00		40.1

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : Yes

3. Earnings Target for the Fiscal Year ending March 31, 2027 (Consolidated)

MUFG has set an earnings target of 2,700.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2027. MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

ø Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Changes in accounting policies, changes in accounting estimates and restatements

(A) Changes in accounting policies due to revision of accounting standards: No

(B) Changes in accounting policies due to reasons other than (A): No

(C) Changes in accounting estimates: Yes

(D) Restatements: No

(3)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	March 31, 2026	11,867,710,920 shares
	March 31, 2025	12,067,710,920 shares
(B) Treasury stocks:	March 31, 2026	580,104,991 shares
	March 31, 2025	561,193,945 shares
(C) Average outstanding stocks:	Fiscal year ended March 31, 2026	11,386,394,907 shares
	Fiscal year ended March 31, 2025	11,642,149,075 shares

* This “Consolidated Summary Report” (“Tanshin”) is outside the scope of the external auditor’s audit procedure.

* Notes for using forecasted information etc.

1.

This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.

The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. We will publish U.S. GAAP financial results in a separate disclosure document when such information becomes available.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Results of Operations and Financial Condition	2
(1) Analysis of results of operations	2
(2) Analysis of financial condition	2
2. Basic Views on Selection of Accounting Standards	2
3. Consolidated Financial Statements and Notes	3
(1) Consolidated Balance Sheets	3
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	5
(3) Consolidated Statements of Changes in Net Assets	8
(4) Consolidated Statements of Cash Flows	10
Notes to the Consolidated Financial Statements	12
Notes on Going-Concern Assumption
Changes in Accounting Estimates
Additional Information
Segment Information
Per Share Information
Subsequent Events

Supplemental Information:

“Selected Financial Information under Japanese GAAP For the Fiscal Year Ended March 31, 2026”

(*)	The following is the schedule of internet conference and explanation for investors and analysts. You can confirm those contents over the internet.

Internet Conference:	May 15, 2026 (Friday)

Explanation for investors and analysts:	May 19, 2026 (Tuesday)

1

Mitsubishi UFJ Financial Group, Inc.

1. Results of Operations and Financial Condition

(1) Analysis of results of operations

(Results of operations for the fiscal year ended March 31, 2026)

Consolidated gross profits for the fiscal year ended March 31, 2026, increased by 1,125.1 billion yen from the previous fiscal year to 5,944.4 billion yen. This was due to contributions from overseas acquisitions; an increase in net interest income, reflecting the incorporation of the impact of rising JPY interest rates, improved margins, and improvement effects associated with bond rebalancing in the previous fiscal year; an increase in net fees and commissions driven by growth in fee-based businesses both domestically and globally; and an increase in net other operating profits, primarily due to a rebound from net losses on debt securities realized through rebalance of the bond portfolio included in the previous fiscal year. General and administrative expenses increased by 339.1 billion yen from the previous fiscal year to 3,567.2 billion yen, mainly due to investments in resources for growth, the impact of inflation and overseas acquisitions. As a result, net operating profits increased by 786.0 billion yen from the previous fiscal year to 2,377.2 billion yen.

Total credit costs increased by 247.1 billion yen from the previous fiscal year to 355.8 billion yen, mainly due to a rebound of the large reversal of overseas credit costs included in the previous fiscal year. Net gains on equity securities decreased by 106.5 billion yen from the previous fiscal year to 486.0 billion yen, mainly due to a rebound of the large gains on sales of equity holdings included in the previous fiscal year. Equity in earnings of equity method investees increased by 248.5 billion yen from the previous fiscal year to 845.5 billion yen, mainly due to strong performance at Morgan Stanley. As a result, ordinary profits increased by 740.7 billion yen from the previous fiscal year to 3,410.1 billion yen, and profits attributable to owners of parent increased by 564.2 billion yen from the previous fiscal year to 2,427.2 billion yen.

(in billions of yen)	For the fiscal year ended March 31, 2026	For the fiscal year ended March 31, 2025	Increase (Decrease)
Gross profits before credit costs for trust accounts	5,944.4	4,819.3	1,125.1
General and administrative expenses	3,567.2	3,228.1	339.1
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	2,377.2	1,591.1	786.0
Total credit costs	(355.8)	(108.7)	(247.1)
Net gains (losses) on equity securities	486.0	592.5	(106.5)
Equity in earnings of equity method investees	845.5	596.9	248.5
Other non-recurring gains (losses)	57.2	(2.4)	59.7
Ordinary profits	3,410.1	2,669.4	740.7
Net extraordinary gains (losses)	(88.0)	(118.8)	30.8
Total taxes	761.6	609.1	152.4
Profits attributable to non-controlling interests	133.2	78.5	54.7
Profits attributable to owners of parent	2,427.2	1,862.9	564.2

(2) Analysis of financial condition

Total assets as of March 31, 2026 increased 18,618.0 billion yen from March 31, 2025 to 431,731.5 billion yen, and total net assets as of March 31, 2026 increased 2,016.0 billion yen from March 31, 2025 to 23,744.1 billion yen. The increase in total net assets was mainly due to an increase of Retained earnings and Foreign currency translation adjustments, etc.

With regard to major items of assets, loans and bills discounted as of March 31, 2026 increased 12,363.3 billion yen from March 31, 2025 to 133,799.4 billion yen and securities as of March 31, 2026 decreased 410.5 billion yen from March 31, 2025 to 85,714.7 billion yen. With regard to major items of liabilities, deposits as of March 31, 2026 increased 10,926.4 billion yen from March 31, 2025 to 239,439.2 billion yen.

2. Basic Views on Selection of Accounting Standards

MUFG group, currently adopting Japanese GAAP, is preparing for its future adoption of IFRS by considering the development of its infrastructures and organizations within the group, and the timing of adoption.

2

Mitsubishi UFJ Financial Group, Inc.

3. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2025	As of March 31, 2026
Assets:
Cash and due from banks	109,095,437	90,045,500
Call loans and bills bought	1,180,949	1,570,196
Receivables under resale agreements	18,856,895	16,375,722
Receivables under securities borrowing transactions	5,701,495	5,486,014
Monetary claims bought	6,620,404	7,560,410
Trading assets	26,142,919	39,995,337
Money held in trust	1,084,487	1,159,280
Securities	86,125,371	85,714,795
Loans and bills discounted	121,436,133	133,799,490
Foreign exchanges	1,913,526	2,248,944
Other assets	17,824,068	28,407,448
Tangible fixed assets	1,240,104	1,417,304
Buildings	285,624	291,245
Land	600,852	599,414
Lease assets	7,581	14,353
Construction in progress	33,974	48,856
Other tangible fixed assets	312,072	463,435
Intangible fixed assets	1,875,551	1,955,987
Software	669,248	793,542
Goodwill	530,386	511,465
Lease assets	12	282
Other intangible fixed assets	675,903	650,696
Net defined benefit assets	2,217,529	2,646,314
Deferred tax assets	148,752	147,478
Customers’ liabilities for acceptances and guarantees	12,864,745	14,431,269
Allowance for credit losses	(1,214,870)	(1,229,947)

Total assets	413,113,501	431,731,548

3

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2025	As of March 31, 2026
Liabilities:
Deposits	228,512,749	239,439,246
Negotiable certificates of deposit	17,374,010	17,601,483
Call money and bills sold	5,072,926	5,307,704
Payables under repurchase agreements	43,359,076	39,146,995
Payables under securities lending transactions	699,852	1,197,233
Commercial papers	3,475,042	3,421,893
Trading liabilities	19,362,603	32,038,719
Borrowed money	22,101,954	9,359,997
Foreign exchanges	2,508,462	2,715,051
Short-term bonds payable	1,373,236	1,217,464
Bonds payable	14,018,955	15,790,570
Due to trust accounts	4,937,999	2,903,438
Other liabilities	14,563,347	22,285,686
Reserve for bonuses	251,665	293,548
Reserve for bonuses to directors	2,879	3,978
Reserve for stocks payment	11,077	14,287
Net defined benefit liabilities	104,612	107,274
Reserve for retirement benefits to directors	813	1,548
Reserve for loyalty award credits	7,730	8,877
Reserve for contingent losses	150,657	144,184
Reserves under special laws	5,295	6,179
Deferred tax liabilities	540,770	466,990
Deferred tax liabilities for land revaluation	84,903	83,769
Acceptances and guarantees	12,864,745	14,431,269

Total liabilities	391,385,368	407,987,396

Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	—	—
Retained earnings	14,845,617	16,150,394
Treasury stock	(726,631)	(934,137)

Total shareholders’ equity	16,260,498	17,357,770

Net unrealized gains (losses) on available-for-sale securities	1,327,127	1,672,075
Net deferred gains (losses) on hedging instruments	(894,227)	(1,262,833)
Land revaluation excess	122,400	121,039
Foreign currency translation adjustments	3,198,279	3,711,516
Remeasurements of defined benefit plans	554,502	724,229
Debt value adjustments of foreign subsidiaries and affiliates	(51,663)	(53,835)
Net unrealized gains (losses) on loans of foreign subsidiaries and affiliates	3,457	3,979

Total accumulated other comprehensive income	4,259,875	4,916,171

Subscription rights to shares	11	99
Non-controlling interests	1,207,746	1,470,111

Total net assets	21,728,132	23,744,152

Total liabilities and net assets	413,113,501	431,731,548

4

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2025	For the fiscal year ended March 31, 2026
Ordinary income	13,629,997	14,620,843
Interest income	8,467,719	8,723,940
Interest on loans and bills discounted	4,158,027	4,214,185
Interest and dividends on securities	1,685,174	1,836,432
Interest on call loans and bills bought	33,377	30,728
Interest on receivables under resale agreements	747,550	570,624
Interest on receivables under securities borrowing transactions	161,089	154,583
Interest on deposits	751,749	1,087,148
Other interest income	930,751	830,237
Trust fees	144,395	163,112
Fees and commissions	2,360,111	2,666,354
Trading income	454,258	433,392
Other operating income	505,980	665,646
Other ordinary income	1,697,531	1,968,397
Reversal of allowance for credit losses	76,843	—
Gains on loans written-off	112,203	96,758
Others	1,508,484	1,871,639
Ordinary expenses	10,960,514	11,210,651
Interest expenses	5,591,266	5,717,866
Interest on deposits	2,108,129	2,086,767
Interest on negotiable certificates of deposit	716,717	638,057
Interest on call money and bills sold	13,348	33,051
Interest on payables under repurchase agreements	1,364,295	1,300,546
Interest on payables under securities lending transactions	20,426	11,318
Interest on commercial papers	145,534	148,414
Interest on borrowed money	159,238	134,919
Interest on short-term bonds payable	4,139	13,666
Interest on bonds payable	464,681	474,111
Other interest expenses	594,754	877,013
Fees and commissions	414,289	439,548
Trading expenses	—	103,924
Other operating expenses	1,107,697	446,819
General and administrative expenses	3,166,035	3,489,570
Other ordinary expenses	681,224	1,012,921
Provision for allowance for credit losses	—	176,952
Others	681,224	835,969

Ordinary profits	2,669,483	3,410,192

5

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2025	For the fiscal year ended March 31, 2026
Extraordinary gains	67,824	48,661
Gains on disposition of fixed assets	19,961	9,713
Gains on step acquisitions	—	20,801
Gains on liquidation of subsidiaries	—	18,140
Gains on change in equity	102	5
Gains on sales of shares of affiliates	47,759	—
Extraordinary losses	186,673	136,692
Losses on disposition of fixed assets	12,348	17,019
Losses on impairment of fixed assets	141,542	67,894
Provision for reserve for contingent liabilities from financial instruments transactions	236	884
Provision for reserve for contingent liabilities arising from commodities transactions	0	0
Losses on change in equity	23,668	19,803
Expenses relating to systems integration	—	31,091
Losses on step acquisitions	5,854	—
Losses on sales of shares of subsidiaries	3,023	—

Profits before income taxes	2,550,634	3,322,161

Income taxes-current	382,695	853,410
Income taxes-deferred	226,461	(91,761)

Total taxes	609,156	761,648

Profits	1,941,477	2,560,512

Profits attributable to non-controlling interests	78,530	133,283

Profits attributable to owners of parent	1,862,946	2,427,229

6

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the fiscal year ended March 31, 2025	For the fiscal year ended March 31, 2026
Profits	1,941,477	2,560,512
Other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	(233,452)	328,192
Net deferred gains (losses) on hedging instruments	(201,599)	(358,645)
Land revaluation excess	(2,424)	29
Foreign currency translation adjustments	464,906	312,349
Remeasurements of defined benefit plans	45,916	169,600
Net unrealized gains (losses) on loans of foreign subsidiaries	4,279	2,206
Share of other comprehensive income of associates accounted for using equity method	50,556	256,999

Total other comprehensive income	128,182	710,734

Comprehensive income	2,069,660	3,271,246

(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	1,948,808	3,086,298
Comprehensive income attributable to non-controlling interests	120,851	184,948

7

Mitsubishi UFJ Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

For the fiscal year ended March 31, 2025

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on available-for- sale securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	83,623	13,791,608	(613,823)	15,402,921	1,534,094	(687,476)
Cumulative effects of changes in accounting policies			6,119		6,119		(1,896)
Restated balance	2,141,513	83,623	13,797,728	(613,823)	15,409,041	1,534,094	(689,373)
Changes during the period
Cash dividends			(533,196)		(533,196)
Profits attributable to owners of parent			1,862,946		1,862,946
Repurchase of treasury stock				(418,426)	(418,426)
Disposal of treasury stock		0		9,333	9,333
Retirement of treasury stock		(296,284)		296,284	—
Reversal of land revaluation excess			9,142		9,142
Changes in subsidiaries’ equity		(78,342)			(78,342)
Transfer from retained earnings to capital surplus		291,003	(291,003)		—
Net changes of items other than shareholders’ equity						(206,967)	(204,854)
Total changes during the period	—	(83,623)	1,047,889	(112,808)	851,457	(206,967)	(204,854)
Balance at the end of the period	2,141,513	—	14,845,617	(726,631)	16,260,498	1,327,127	(894,227)

	(in millions of yen)
	Accumulated other comprehensive income						Subscription rights to shares	Non- controlling interests	Total net assets
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Debt value adjustments of foreign subsidiaries and affiliates	Net unrealized gains (losses) on loans of foreign subsidiaries and affiliates	Total accumulated other comprehensive income
Balance at the beginning of the period	133,967	2,762,818	507,085	(65,435)	—	4,185,052	0	1,159,003	20,746,978
Cumulative effects of changes in accounting policies						(1,896)			4,223
Restated balance	133,967	2,762,818	507,085	(65,435)	—	4,183,156	0	1,159,003	20,751,202
Changes during the period
Cash dividends									(533,196)
Profits attributable to owners of parent									1,862,946
Repurchase of treasury stock									(418,426)
Disposal of treasury stock									9,333
Retirement of treasury stock									—
Reversal of land revaluation excess									9,142
Changes in subsidiaries’ equity									(78,342)
Transfer from retained earnings to capital surplus									—
Net changes of items other than shareholders’ equity	(11,567)	435,460	47,416	13,772	3,457	76,719	10	48,743	125,473
Total changes during the period	(11,567)	435,460	47,416	13,772	3,457	76,719	10	48,743	976,930
Balance at the end of the period	122,400	3,198,279	554,502	(51,663)	3,457	4,259,875	11	1,207,746	21,728,132

8

Mitsubishi UFJ Financial Group, Inc.

For the fiscal year ended March 31, 2026

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on available-for- sale securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	—	14,845,617	(726,631)	16,260,498	1,327,127	(894,227)
Changes during the period
Cash dividends			(848,915)		(848,915)
Profits attributable to owners of parent			2,427,229		2,427,229
Repurchase of treasury stock				(500,061)	(500,061)
Disposal of treasury stock		0		2,068	2,068
Retirement of treasury stock		(290,488)		290,488	—
Reversal of land revaluation excess			1,390		1,390
Changes in subsidiaries’ equity		15,560			15,560
Transfer from retained earnings to capital surplus		274,926	(274,926)		—
Net changes of items other than shareholders’ equity						344,948	(368,606)
Total changes during the period	—	—	1,304,777	(207,505)	1,097,271	344,948	(368,606)
Balance at the end of the period	2,141,513	—	16,150,394	(934,137)	17,357,770	1,672,075	(1,262,833)

	(in millions of yen)
	Accumulated other comprehensive income						Subscription rights to shares	Non- controlling interests	Total net assets
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Debt value adjustments of foreign subsidiaries and affiliates	Net unrealized gains (losses) on loans of foreign subsidiaries and affiliates	Total accumulated other comprehensive income
Balance at the beginning of the period	122,400	3,198,279	554,502	(51,663)	3,457	4,259,875	11	1,207,746	21,728,132
Changes during the period
Cash dividends									(848,915)
Profits attributable to owners of parent									2,427,229
Repurchase of treasury stock									(500,061)
Disposal of treasury stock									2,068
Retirement of treasury stock									—
Reversal of land revaluation excess									1,390
Changes in subsidiaries’ equity									15,560
Transfer from retained earnings to capital surplus									—
Net changes of items other than shareholders’ equity	(1,360)	513,236	169,727	(2,171)	522	656,295	87	262,364	918,747
Total changes during the period	(1,360)	513,236	169,727	(2,171)	522	656,295	87	262,364	2,016,019
Balance at the end of the period	121,039	3,711,516	724,229	(53,835)	3,979	4,916,171	99	1,470,111	23,744,152

9

Mitsubishi UFJ Financial Group, Inc.

(4) Consolidated Statements of Cash Flows

(in millions of yen)	For the fiscal year ended March 31, 2025	For the fiscal year ended March 31, 2026
Cash flows from operating activities:
Profits before income taxes	2,550,634	3,322,161
Depreciation and amortization	378,476	410,838
Impairment losses	141,542	67,894
Amortization of goodwill	36,553	41,835
Equity in losses (gains) of equity method investees	(596,956)	(845,545)
Increase (decrease) in allowance for credit losses	(355,752)	(25,183)
Increase (decrease) in reserve for bonuses	705	37,637
Increase (decrease) in reserve for bonuses to directors	134	434
Increase (decrease) in reserve for stocks payment	(2,254)	3,209
Decrease (increase) in net defined benefit assets	(80,073)	(81,000)
Increase (decrease) in net defined benefit liabilities	887	336
Increase (decrease) in reserve for retirement benefits to directors	(2)	734
Increase (decrease) in reserve for loyalty award credits	(10,824)	1,171
Increase (decrease) in reserve for contingent losses	8,400	(8,832)
Interest income recognized on statement of income	(8,467,719)	(8,723,940)
Interest expenses recognized on statement of income	5,591,266	5,717,866
Losses (gains) on securities	401,929	(308,777)
Losses (gains) on money held in trust	(231)	(7,166)
Foreign exchange losses (gains)	162,239	(3,309,405)
Losses (gains) on sales of fixed assets	(7,612)	7,305
Net decrease (increase) in trading assets	(4,698,259)	(13,459,490)
Net increase (decrease) in trading liabilities	2,172,346	12,266,241
Adjustment of unsettled trading accounts	484,987	(656,939)
Net decrease (increase) in loans and bills discounted	(4,061,718)	(11,155,656)
Net increase (decrease) in deposits	3,607,220	9,955,494
Net increase (decrease) in negotiable certificates of deposit	792,861	226,251
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	(4,070,898)	(12,878,873)
Net decrease (increase) in call loans and bills bought and others	1,111,226	1,869,137
Net decrease (increase) in receivables under securities borrowing transactions	(474,540)	284,023
Net increase (decrease) in call money and bills sold and others	6,820,892	(4,525,176)
Net increase (decrease) in commercial papers	375,713	(67,743)
Net increase (decrease) in payables under securities lending transactions	(394,001)	499,403
Net decrease (increase) in foreign exchanges (assets)	597,580	(320,013)
Net increase (decrease) in foreign exchanges (liabilities)	(960,008)	204,119
Net increase (decrease) in short-term bonds payable	191,466	(155,771)
Net increase (decrease) in issuance and redemption of unsubordinated bonds payable	(2,510,207)	1,413,155
Net increase (decrease) in due to trust accounts	(2,449,496)	(2,034,560)
Interest income (cash basis)	8,389,421	8,555,059
Interest expenses (cash basis)	(5,573,505)	(5,673,855)
Others	1,233,679	(3,271,836)

Sub-total	336,102	(22,625,455)

Income taxes	(464,398)	(509,413)
Refund of income taxes	134,711	70,448

Net cash provided by (used in) operating activities	6,415	(23,064,420)

10

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2025	For the fiscal year ended March 31, 2026
Cash flows from investing activities:
Purchases of securities	(108,125,780)	(108,294,060)
Proceeds from sales of securities	55,734,137	73,570,247
Proceeds from redemption of securities	52,543,394	39,902,548
Payments for increase in money held in trust	(1,484,910)	(1,409,889)
Proceeds from decrease in money held in trust	1,684,568	1,337,016
Purchases of tangible fixed assets	(134,196)	(307,914)
Purchases of intangible fixed assets	(322,505)	(365,221)
Proceeds from sales of tangible fixed assets	77,714	78,881
Proceeds from sales of intangible fixed assets	4	215
Payments for acquisition of subsidiaries’ equity affecting the scope of consolidation	(161,424)	(36,700)
Payments for sales of subsidiaries’ equity affecting the scope of consolidation	(1,988)	—
Others	4,038	(1,163)

Net cash provided by (used in) investing activities	(186,948)	4,473,959

Cash flows from financing activities:
Proceeds from subordinated borrowings	85,000	70,000
Repayments of subordinated borrowings	(31,000)	(51,500)
Proceeds from issuance of subordinated bonds payable and bonds with warrants	674,976	588,694
Payments for redemption of subordinated bonds payable and bonds with warrants	(507,910)	(409,979)
Proceeds from issuance of common stock to non-controlling shareholders	4,912	3,427
Proceeds from issuance of stock-based compensation liabilities by overseas subsidiaries	—	4,702
Dividends paid by MUFG	(532,976)	(848,401)
Dividends paid by subsidiaries to non-controlling shareholders	(43,888)	(38,891)
Purchases of treasury stock	(418,546)	(500,212)
Proceeds from sales of treasury stock	15,661	3,932
Payments for purchases of subsidiaries’ equity not affecting the scope of consolidation	(107,344)	(1,222)
Proceeds form sales of subsidiaries’ equity not affecting the scope of consolidation	—	29,574

Net cash provided by (used in) financing activities	(861,116)	(1,149,876)

Effect of foreign exchange rate changes on cash and cash equivalents	261,988	690,400

Net increase (decrease) in cash and cash equivalents	(779,659)	(19,049,937)

Cash and cash equivalents at the beginning of the period	109,875,097	109,095,437

Cash and cash equivalents at the end of the period	109,095,437	90,045,500

11

Mitsubishi UFJ Financial Group, Inc.

Notes to the Consolidated Financial Statements

(Notes on Going-Concern Assumption)

None.

(Changes in Accounting Estimates)

(Change in the credit rating system used for calculating the allowance for credit losses)

Our principal domestic consolidated banking subsidiaries have established a credit rating system that is consistent with the borrower classification as a uniform standard for evaluating credit risk. The allowance for credit losses is calculated using internal credit ratings determined based on such credit rating system.

Following the adoption of a new credit rating system designed to further enhance their credit risk management framework, the subsidiaries calculated their allowance for credit losses using internal credit ratings determined under the new credit rating system beginning in the fiscal year ended March 31, 2026.

The impact of the resulting changes in accounting estimates on our consolidated financial statements for the fiscal year ended March 31, 2026, is immaterial.

(Additional Information)

(Information which is relevant to the understanding of the readers of the consolidated financial statements regarding the calculation of allowance for credit losses)

The process of calculating the allowance for credit losses for MUFG Bank, Ltd. (“the Bank”) and its domestic consolidated subsidiaries, our principal domestic consolidated banking subsidiaries, involves various estimates such as determination of borrower credit ratings which are based on evaluation and classification of borrowers’ debt-service capacity, assessment of the value of collateral provided by borrowers, estimation of future cash flows when applying the cash flow estimation method, and adjustments for future loss projections and other factors to the loss rates calculated based on historical credit loss experience.

Among these, internal credit ratings are assigned to counterparties based on qualitative factors such as the current and expected future business environment of the industry to which they belong as well as their management and funding risks in addition to quantitative financial evaluations through an analysis of their financial results. In particular, those determination of internal credit ratings for these counterparties may be highly dependent on our assessment of the prospects of improvements in their operating results and their ability to continue as going concerns.

When calculating allowance for credit losses, the Bank, our principal consolidated domestic banking subsidiary, determines loss rates primarily by calculating a rate of loss based on a historical average of the credit loss rate or a historical average of the default probability derived from actual credit loss experience or actual bankruptcy experience and making necessary adjustments based on future projections and other factors.

The Bank makes such adjustments to the loss rates calculated based on historical loss experience, taking into account future projections and other factors, especially considering the uncertain business environment arising from potential changes in the geopolitical environment, including the situation in the Middle East. These adjustments are implemented made when deemed necessary, for example, by considering any additional expected loss amount not captured by the loss rates calculated based on historical loss experience. The amount of impact of these adjustments as of March 31, 2026 is ¥24,357 million (¥33,610 million as of March 31, 2025).

In addition, certain overseas subsidiaries which apply IFRS recognize allowance for credit losses in accordance with IFRS9 “Financial Instruments.” At each reporting date, these subsidiaries assess whether the credit risk on a financial asset has increased significantly since initial recognition, and if the credit risk has not increased significantly since initial recognition, the subsidiaries measure the allowance for credit losses for the financial asset at an amount equal to the 12-month expected credit loss. On the other hand, if the credit risk on a financial asset has increased significantly since initial recognition, the subsidiaries measure the allowance for credit losses for the financial asset at an amount equal to the lifetime expected credit loss. Expected credit losses are calculated using a quantitative model that reflects economic forecast scenarios based on macroeconomic variables. The calculation process includes determination of macroeconomic variables used in multiple economic forecast scenarios and the weightings applied to each economic forecast scenario. Expected credit losses are adjusted for qualitative factors to compensate for expected credit losses that are not reflected in a quantitative model.

12

Mitsubishi UFJ Financial Group, Inc.

Significant assumptions used in our calculation of allowance for credit losses, including those described above, are subject to uncertainty. In particular, certain counterparties’ prospects of improvements in their operating results and expectations as to their ability to continue as going concerns, and adjustments to the rates of loss calculated based on actual experience for future projections and other factors, as well as determination of the macroeconomic variables used in, and the weightings applied to, multiple economic forecast scenarios, and adjustments thereto for qualitative factors, by certain subsidiaries which apply IFRS, are based on estimation relating to the economic environment, including changes in economic conditions, commodity prices and monetary and trade policies in each country as well as geopolitical environment, including the situation in the Middle East, with respect to which objective data are not readily available.

In particular, future developments concerning the geopolitical environment, including the situation in the Middle East, are subject to significant uncertainty. Accordingly, we make certain assumptions, including that disruptions in logistics and supply chain constraints related to crude oil and other commodities may continue for a certain period, but that conditions will gradually normalize, and that prices of crude oil and other commodities, while fluctuating to a certain degree, will then be on a gradual stabilizing trend. The recorded allowance represents our best estimate made based on such assumptions and in a manner designed to ensure objectivity and rationality.

These assumptions change to reflect actual developments in the geopolitical environment, including the situation in the Middle East, and changes in the assumptions may result in an increase or decrease in the allowance for credit losses in the following fiscal year.

13

Mitsubishi UFJ Financial Group, Inc.

(Segment Information)

1.	Information on net revenue, operating profit (loss), and fixed assets for each reporting segment

For the Fiscal Year Ended March 31, 2026

	(in millions of yen)
	Retail & Digital Business Group	Commercial Banking & Wealth Management Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	1,064,642	866,902	1,125,924	904,227	621,834	1,081,474	5,665,005	306,905	19,340	5,991,251
Operating expenses	778,762	458,924	418,959	516,668	469,351	501,164	3,143,830	342,359	139,678	3,625,868
Operating profit (loss)	285,880	407,977	706,964	387,559	152,483	580,310	2,521,174	(35,453)	(120,337)	2,365,383
Fixed assets at period end	333,050	199,929	176,570	2,398	23,618	163,494	899,062	95,435	488,297	1,482,795

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.
4.

“Fixed assets at period end” for each reporting segment in the above table represent those related to the Bank and Mitsubishi UFJ Trust and Banking Corporation. Those fixed assets and consolidation adjustments related to MUFG and its other consolidated subsidiaries, which are not allocated to reporting segments, were ¥1,890,496 million. With respect to such fixed assets not allocated to reporting segments, certain related expenses are allocated to each reporting segment on a reasonable basis.

2.	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statement of income for the corresponding fiscal year period

(in millions of yen)
Operating profit	For the fiscal year ended March 31, 2026
Total operating profit of reporting segments	2,365,383
Operating profit of consolidated subsidiaries excluded from reporting segments	(4,564)
Provision for general allowance for credit losses	20,059
Credit related expenses	(474,748)
Gains on reversal of reserve for contingent losses included in credit costs	2,041
Gains on loans written-off	96,758
Net gains on equity securities and other securities	486,048
Equity in earnings of equity method investees	845,545
Others	73,669

Ordinary profit in the consolidated statement of income	3,410,192

14

Mitsubishi UFJ Financial Group, Inc.

(Per Share Information)

For the fiscal year ended March 31, 2026
Total equity per common share	¥1,973.30
Basic earnings per common share	¥213.16
Diluted earnings per common share	¥212.33

(Notes)

1.	The bases for the calculation of basic earnings per common share and diluted earnings per common share for the periods indicated were as follows:

		For the fiscal year ended March 31, 2026
Basic earnings per common share
Profits attributable to owners of parent	million yen	2,427,229
Profits not attributable to common shareholders	million yen	—
Profits attributable to common shareholders of parent	million yen	2,427,229
Average number of common shares during the period	thousand shares	11,386,394

Diluted earnings per common share
Adjustment to profits attributable to owners of parent	million yen	(9,493)
Adjustment related to dilutive shares of consolidated subsidiaries and others	million yen	(9,493)
Increase in common shares	thousand shares	—
Description of antidilutive securities which were not included in the calculation of diluted earnings per share

Share subscription rights and Preferred shares issued by consolidated subsidiaries:

FSSA Holdings Limited

Share subscription rights (ordinary shares): 921 thousand shares

Preferred shares: 614 thousand shares

Share subscription rights issued by equity method affiliates:

Morgan Stanley

Stock options and others: 8,706 thousand units

15

Mitsubishi UFJ Financial Group, Inc.

2.	The bases for the calculation of total equity per common share for the period indicated were as follows:

		As of March 31, 2026
Total equity	million yen	23,744,152
Deductions from total equity:	million yen	1,470,210
Subscription rights to shares	million yen	99
Non-controlling interests	million yen	1,470,111
Total equity attributable to common shares	million yen	22,273,941
Number of common shares at period end used for the calculation of total equity per common share	thousand shares	11,287,605

(Subsequent Events)

(Acquisition of Shares in Shriram Finance Limited)

On December 19, 2025, the Bank, a consolidated subsidiary of MUFG, entered into an investment agreement with Shriram Finance Limited (“Shriram Finance”), a leading non-banking financial company in India, and its major shareholders, Shriram Ownership Trust and Shriram Capital Private Limited, to subscribe to a preferential allotment of shares representing a 20% equity interest in Shriram Finance (the “Investment”). In addition, the Bank has entered into a Memorandum of Understanding regarding a strategic partnership (the “Proposed Alliance”) with Shriram Finance. Subsequently, on April 8, 2026, the Bank completed the acquisition of the shares pursuant to the investment agreement, and Shriram Finance became an equity method affiliate of MUFG and the Bank.

1.	Outline of the Share Acquisition

(1)	Method of acquisition: Acquisition of common shares through a preferential allotment

(2)	Total acquisition cost: JPY 706.9 billion

(3)	Board representation: Two outside directors appointed to the board of Shriram Finance by the Bank

2.	Purpose of the Investment

The Investment is a strategic investment with an aim to establish a business foundation in the MSME (Micro, Small, and Medium Enterprises) and retail markets in India, which MUFG considers to be an important growth market, and to capture the country’s growing domestic demand. By providing growth capital to Shriram Finance, MUFG aims to support the expansion of Shriram Finance’s businesses in such market segments as new commercial vehicles and MSMEs, while enhancing Shriram Finance’s funding capacity and profitability through improved creditworthiness. Furthermore, through the Proposed Alliance, MUFG seeks to combine its broad client network and know-how built through managing partner banks with Shriram Finance’s strong local presence and long-standing client relationships. Through this combination, MUFG aims to support the development of India’s road transport infrastructure and logistics value chain, which are indispensable for India’s growth, and contribute to the advancement of financial inclusion, which is an important policy agenda in India.

3.	Overview of Shriram Finance

(1)	Company name: Shriram Finance Limited

(2)	Business: Retail non-banking financial services

(3)	Year Established: 1979

(4)	Country of incorporation: India

(5)	Number of employees: Approximately 78,000

16

Selected Financial Information

under Japanese GAAP

For the Fiscal Year Ended March 31, 2026

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1[ BK and TB Combined ]*2*3*4 [ BK Consolidated ][ BK Non-consolidated ] [ TB Consolidated ][ TB Non-consolidated ]	1

2. Average Interest Rate Spread	[ BK Non-consolidated ][ TB Non-consolidated ] [ BK and TB Combined ]	7

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting	[ MUFG Consolidated ][ BK Consolidated ][ TB Consolidated ]	8

4. Securities	[ MUFG Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ]	9

5. ROE	[ MUFG Consolidated ]	12

6. Risk-Adjusted Capital Ratio	[ MUFG Consolidated ][ BK Consolidated ][ TB Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ]	13

7. Loans to Be Disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”)	[ MUFG Consolidated ][ BK and TB Combined including Trust Account ] [ BK Non-consolidated ][ TB Non-consolidated ] [ TB Non-consolidated : Trust Account ]	14

8. Progress in Disposition of Problem Assets	[ BK Non-consolidated ] [ TB Non-consolidated including Trust Account ]	20

9. Loans Classified by Type of Industry	[ BK and TB Combined including Trust Accounts ] [ BK Non-consolidated ][ TB Non-consolidated ] [ TB Non-consolidated : Trust Accounts ]	22

10 Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors	[ BK and TB Combined including Trust Accounts ] [ BK Non-consolidated ][ TB Non-consolidated ] [ TB Non-consolidated including Trust Account ]	26

11. Overseas Loans	[ BK Consolidated excl. KS, BDI ]*5*6	27

12. Loans and Deposits	[ BK and TB Combined ] [ BK Non-consolidated ][ TB Non-consolidated ]	28

13. Domestic Deposits	[ BK and TB Combined ] [ BK Non-consolidated ][ TB Non-consolidated ]	29

14. Status of Deferred Tax Assets	[ BK Non-consolidated ][ TB Non-consolidated ]	30

15. Retirement Benefits	[ MUFG Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ]	32

(Reference) 1. Financial Statements	[ BK Non-consolidated ][ TB Non-consolidated ]	35

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BK” means MUFG Bank, Ltd.
(*3)	“TB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BK and TB Combined” means simple sum of “BK” and “TB” without consolidation processes.
(*5)	“KS” means Bank of Ayudhya Public Company Limited.
(*6)	“BDI” means PT Bank Danamon Indonesia, Tbk.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2026 (A)	March 31, 2025 (B)	(Decrease) (A) - (B)
Gross profits	5,944,464	4,819,311	1,125,153
Gross profits before credit costs for trust accounts	5,944,459	4,819,305	1,125,153
Net interest income	3,006,251	2,876,551	129,699
Trust fees	163,112	144,395	18,716
Credit costs for trust accounts (1)	5	5	(0)
Net fees and commissions	2,226,805	1,945,821	280,984
Net trading profits	329,467	454,258	(124,791)
Net other operating profits	218,827	(601,716)	820,543
Net gains (losses) on debt securities	(177,270)	(991,466)	814,196
General and administrative expenses	3,567,214	3,228,113	339,100
Amortization of goodwill	41,835	36,553	5,282
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	2,419,080	1,627,744	791,335
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	2,377,245	1,591,191	786,053
Provision for general allowance for credit losses (2)	20,059	—	20,059
Net operating profits*	2,397,310	1,591,197	806,112
Net non-recurring gains (losses)	1,012,882	1,078,285	(65,403)
Credit costs (3)	(474,748)	(302,261)	(172,487)
Losses on loan write-offs	(252,555)	(289,683)	37,127
Provision for specific allowance for credit losses	(202,377)	—	(202,377)
Other credit costs	(19,814)	(12,577)	(7,236)
Reversal of allowance for credit losses (4)	—	76,843	(76,843)
Reversal of reserve for contingent losses included in credit costs (5)	2,041	4,480	(2,438)
Gains on loans written-off (6)	96,758	112,203	(15,445)
Net gains (losses) on equity securities	486,048	592,560	(106,512)
Gains on sales of equity securities	604,728	679,000	(74,272)
Losses on sales of equity securities	(100,295)	(35,457)	(64,837)
Losses on write-down of equity securities	(18,385)	(50,982)	32,597
Equity in earnings of equity method investees	845,545	596,956	248,589
Other non-recurring gains (losses)	57,237	(2,496)	59,734

Ordinary profits	3,410,192	2,669,483	740,709

Net extraordinary gains (losses)	(88,031)	(118,848)	30,817
Net gains (losses) on disposition of fixed assets	(7,305)	7,612	(14,918)
Losses on impairment of fixed assets	(67,894)	(141,542)	73,647
Net gains (losses) on step acquisitions	20,801	(5,854)	26,656
Gains on liquidation of subsidiaries	18,140	—	18,140
Gains on sales of shares of affiliates	(19,797)	(23,565)	3,768
Expenses relating to systems integration	(31,091)	—	(31,091)
Gains on sales of shares of affiliates	—	47,759	(47,759)
Losses on sales of shares of subsidiaries	—	(3,023)	3,023
Profits before income taxes	3,322,161	2,550,634	771,526
Income taxes-current	853,410	382,695	470,715
Income taxes-deferred	(91,761)	226,461	(318,223)
Total taxes	761,648	609,156	152,491
Profits	2,560,512	1,941,477	619,034
Profits attributable to non-controlling interests	133,283	78,530	54,752

Profits attributable to owners of parent	2,427,229	1,862,946	564,282

Note:

*  Net operating profits = Banking subsidiaries’ net operating profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(355,883)	(108,728)	(247,155)
Number of consolidated subsidiaries	345	334	11
Number of affiliated companies accounted for under the equity method	55	54	1

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2026 (A)	March 31, 2025 (B)	(Decrease) (A) - (B)
Gross profits	3,145,455	2,152,855	992,600
Gross profits before credit costs for trust accounts	3,145,449	2,152,849	992,600
Domestic gross profits	1,554,630	1,414,555	140,074
Net interest income	1,111,967	950,962	161,005
Trust fees	143,432	126,186	17,245
Credit costs for trust accounts (1)	5	5	(0)
Net fees and commissions	466,717	408,001	58,716
Net trading profits	(33,027)	(11,232)	(21,794)
Net other operating profits	(134,460)	(59,361)	(75,098)
Net gains (losses) on debt securities	(301,798)	(162,846)	(138,952)
Non-domestic gross profits	1,590,825	738,299	852,525
Net interest income	801,922	805,926	(4,003)
Net fees and commissions	523,878	419,822	104,056
Net trading profits	68,632	60,855	7,777
Net other operating profits	196,390	(548,304)	744,695
Net gains (losses) on debt securities	122,520	(825,508)	948,028
General and administrative expenses	1,780,065	1,561,017	219,048
Personnel expenses	728,420	656,054	72,366
Non-personnel expenses	953,031	831,714	121,316
Taxes	98,613	73,248	25,364
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	1,365,384	591,832	773,552
Provision for general allowance for credit losses (2)	32,354	—	32,354
Net operating profits	1,397,744	591,837	805,906
Net non-recurring gains (losses)	475,104	840,637	(365,533)
Credit costs (3)	(78,658)	(21,368)	(57,289)
Reversal of allowance for credit losses (4)	—	237,127	(237,127)
Reversal of reserve for contingent losses included in credit costs (5)	1,661	4,747	(3,086)
Gains on loans written-off (6)	9,124	17,129	(8,005)
Net gains (losses) on equity securities	473,857	570,073	(96,216)
Gains on sales of equity securities	585,927	654,204	(68,276)
Losses on sales of equity securities	(97,281)	(33,038)	(64,243)
Losses on write-down of equity securities	(14,788)	(51,092)	36,303
Other non-recurring gains (losses)	69,119	32,927	36,191

Ordinary profits	1,872,849	1,432,475	440,373

Net extraordinary gains (losses)	(39,569)	44,002	(83,571)
Net gains (losses) on disposition of fixed assets	(9,367)	5,699	(15,067)
Losses on impairment of fixed assets	(7,009)	(27,179)	20,170
Gains on liquidation of subsidiaries	21,300	—	21,300
Gains on sales of shares of subsidiaries	11,889	—	11,889
Gains on sales of shares of affiliates	113	67,142	(67,029)
Losses on write-down of shares of subsidiaries	(56,496)	—	(56,496)
Gains on extinguishment of tie-in shares	—	219	(219)
Losses on sales of shares of subsidiaries	—	(1,879)	1,879
Income before income taxes	1,833,279	1,476,477	356,801
Income taxes-current	656,606	223,371	433,234
Income taxes-deferred	(147,134)	139,691	(286,825)
Total taxes	509,472	363,062	146,409

Net income	1,323,806	1,113,414	210,392

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(35,512)	237,642	(273,154)
Credit costs for trust accounts	5	5	(0)
Provision for general allowance for credit losses	32,354	43,429	(11,075)
Provision for special allowance for credit losses	(42,848)	183,670	(226,519)
Allowance for credit to specific foreign borrowers	3,512	10,026	(6,514)
Losses on loans write-offs	(26,458)	(11,625)	(14,833)
Provision for contingent losses included in credit costs	1,523	4,747	(3,224)
Gains on loans written-off	9,124	17,129	(8,005)
Losses on sales of other loans, etc.	(12,725)	(9,742)	(2,982)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	1,544,662	1,580,186	(35,523)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	1,576,336	1,491,177	85,158

Mitsubishi UFJ Financial Group, Inc.

BK Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2026 (A)	March 31, 2025 (B)	(Decrease) (A) - (B)
Gross profits	4,237,458	3,363,142	874,315
Net interest income	2,620,294	2,528,676	91,618
Net fees and commissions	1,216,579	1,038,161	178,417
Net trading profits	307,203	164,215	142,988
Net other operating profits	93,380	(367,910)	461,291
Net gains (losses) on debt securities	(95,795)	(843,312)	747,516
General and administrative expenses	2,380,443	2,132,909	247,533
Amortization of goodwill	18,264	15,487	2,776
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	1,875,279	1,245,721	629,558
Net operating profits before provision for general allowance for credit losses	1,857,015	1,230,233	626,781
Provision for general allowance for credit losses (1)	22,800	—	22,800
Net operating profits*	1,879,815	1,230,233	649,582
Net non-recurring gains (losses)	295,053	526,278	(231,224)
Credit costs (2)	(336,455)	(194,205)	(142,250)
Losses on loan write-offs	(138,816)	(181,624)	42,807
Provision for specific allowance for credit losses	(177,824)	—	(177,824)
Other credit costs	(19,814)	(12,580)	(7,233)
Reversal of allowance for credit losses (3)	—	107,208	(107,208)
Reversal of reserve for contingent losses included in credit costs (4)	2,040	4,260	(2,219)
Gains on loans written-off (5)	68,738	85,399	(16,660)
Net gains (losses) on equity securities	385,996	440,199	(54,203)
Gains on sales of equity securities	495,268	521,536	(26,267)
Losses on sales of equity securities	(98,980)	(32,800)	(66,179)
Losses on write-down of equity securities	(10,291)	(48,536)	38,244
Equity in earnings of equity method investees	92,754	50,465	42,288
Other non-recurring gains (losses)	81,979	32,949	49,029

Ordinary profits	2,174,869	1,756,511	418,357

Net extraordinary gains (losses)	13,484	(11,142)	24,627
Net gains (losses) on disposition of fixed assets	(9,832)	5,991	(15,823)
Losses on impairment of fixed assets	(14,480)	(59,055)	44,575
Net gains (losses) on step acquisitions	20,539	(5,854)	26,393
Gains on liquidation of subsidiaries	18,140	—	18,140
Gains on sales of shares of affiliates	—	47,759	(47,759)
Profits before income taxes	2,188,354	1,745,369	442,984
Income taxes-current	699,626	270,983	428,643
Income taxes-deferred	(105,458)	197,309	(302,767)
Total taxes	594,168	468,292	125,876
Profits	1,594,185	1,277,077	317,108
Profits attributable to non-controlling interests	57,930	45,197	12,733

Profits attributable to owners of parent	1,536,255	1,231,880	304,375

Note:

*  Net operating profits = Net operating profits of BK + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(242,875)	2,663	(245,538)

Number of consolidated subsidiaries	131	117	14
Number of affiliated companies accounted for under the equity method	44	46	(2)

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2026 (A)	March 31, 2025 (B)	(Decrease) (A) - (B)
Gross profits	2,771,254	1,876,884	894,369
Domestic gross profits	1,195,098	1,065,366	129,732
Net interest income	1,013,254	837,775	175,478
Net fees and commissions	342,710	289,903	52,807
Net trading profits	20,879	11,191	9,688
Net other operating profits	(181,746)	(73,503)	(108,242)
Net gains (losses) on debt securities	(230,858)	(127,658)	(103,200)
Non-domestic gross profits	1,576,155	811,517	764,637
Net interest income	705,016	742,515	(37,499)
Net fees and commissions	522,206	418,593	103,613
Net trading profits	134,235	86,549	47,685
Net other operating profits	214,697	(436,141)	650,838
Net gains (losses) on debt securities	133,835	(713,624)	847,460
General and administrative expenses	1,559,250	1,355,137	204,112
Personnel expenses	661,213	591,664	69,548
Non-personnel expenses	809,299	698,337	110,961
Amortization of goodwill	3,574	3,510	63
Taxes	88,737	65,134	23,602
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	1,215,578	525,257	690,320
Net operating profits before provision for general allowance for credit losses	1,212,003	521,746	690,256
Provision for general allowance for credit losses (1)	33,079	—	33,079
Net operating profits	1,245,083	521,746	723,336
Net non-recurring gains (losses)	362,820	685,763	(322,942)
Credit costs (2)	(78,378)	(21,369)	(57,008)
Reversal of allowance for credit losses (3)	—	237,094	(237,094)
Reversal of reserve for contingent losses included in credit costs (4)	1,661	4,527	(2,866)
Gains on loans written-off (5)	9,119	17,112	(7,993)
Net gains (losses) on equity securities	381,670	434,630	(52,959)
Gains on sales of equity securities	484,674	512,427	(27,753)
Losses on sales of equity securities	(95,886)	(30,314)	(65,572)
Losses on write-down of equity securities	(7,116)	(47,482)	40,365
Other non-recurring gains (losses)	48,748	13,768	34,979

Ordinary profits	1,607,904	1,207,510	400,393

Net extraordinary gains (losses)	(34,066)	69,114	(103,181)
Net gains (losses) on disposition of fixed assets	(8,181)	4,365	(12,546)
Losses on impairment of fixed assets	(2,692)	(2,612)	(79)
Gains on liquidation of subsidiaries	21,300	—	21,300
Gains on sales of shares of subsidiaries	11,889	—	11,889
Gains on sales of shares of affiliates	113	67,142	(67,029)
Losses on write-down of shares of subsidiaries	(56,496)	—	(56,496)
Gains on extinguishment of tie-in shares	—	219	(219)
Income before income taxes	1,573,837	1,276,624	297,212
Income taxes-current	583,814	183,469	400,344
Income taxes-deferred	(145,246)	133,977	(279,224)
Total taxes	438,567	317,446	121,120

Net income	1,135,269	959,178	176,091

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(34,518)	237,364	(271,883)
Provision for general allowance for credit losses	33,079	43,401	(10,321)
Provision for special allowance for credit losses	(42,706)	183,666	(226,373)
Allowance for credit to specific foreign borrowers	3,512	10,026	(6,514)
Losses on loans write-off	(26,458)	(11,625)	(14,833)
Provision for contingent losses included in credit costs	1,661	4,527	(2,866)
Gains on loans written-off	9,119	17,112	(7,993)
Losses on sales of other loans, etc.	(12,725)	(9,744)	(2,981)
Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities	1,309,026	1,363,029	(54,002)
Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	1,378,404	1,310,261	68,142

Mitsubishi UFJ Financial Group, Inc.

TB Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2026 (A)	March 31, 2025 (B)	(Decrease) (A) - (B)
Gross profits	777,077	565,406	211,670
Gross profits before credit costs for trust accounts	777,072	565,401	211,671
Trust fees	163,436	144,723	18,713
Trust fees before credit costs for trust accounts	163,431	144,717	18,713
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	15,809	11,368	4,440
Other trust fees	147,621	133,349	14,272
Credit costs for trust accounts (1)	5	5	(0)
Net interest income	218,231	146,287	71,943
Net fees and commissions	453,831	403,725	50,106
Net trading profits	(118,111)	(45,805)	(72,305)
Net other operating profits	59,689	(83,524)	143,214
Net gains (losses) on debt securities	(82,255)	(147,072)	64,816
General and administrative expenses	581,671	507,788	73,882
Amortization of goodwill	24,189	21,169	3,019
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	219,590	78,781	140,809
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	195,401	57,612	137,789
Provision for general allowance for credit losses (2)	(671)	—	(671)
Net operating profits*	194,735	57,618	137,117
Net non-recurring gains (losses)	114,188	162,013	(47,824)
Credit costs (3)	(533)	(1)	(531)
Losses on loan write-offs	(11)	(5)	(6)
Provision for specific allowance for credit losses	(522)	—	(522)
Other credit costs	—	3	(3)
Reversal of allowance for credit losses (4)	—	169	(169)
Reversal of reserve for contingent losses included in credit costs (5)	—	219	(219)
Gains on loans written-off (6)	11	87	(75)
Net gains (losses) on equity securities	93,305	135,539	(42,233)
Gains on sales of equity securities	101,253	141,883	(40,630)
Losses on sales of equity securities	(1,394)	(2,723)	1,329
Losses on write-down of equity securities	(6,553)	(3,620)	(2,932)
Equity in earnings of equity method investees	1,611	1,297	314
Other non-recurring gains (losses)	19,794	24,701	(4,907)

Ordinary profits	308,923	219,631	89,292

Net extraordinary gains (losses)	(50,086)	(49,112)	(973)
Net gains (losses) on disposition of fixed assets	3,186	3,135	50
Losses on impairment of fixed assets	(53,277)	(49,327)	(3,950)
Losses on sales of shares of subsidiaries	—	(3,023)	3,023
Profits before income taxes	258,837	170,518	88,319
Income taxes-current	91,855	59,425	32,429
Income taxes-deferred	(5,434)	1,855	(7,290)
Total taxes	86,421	61,281	25,139
Profits	172,416	109,237	63,179
Profits attributable to non-controlling interests	(8,174)	(3,870)	(4,303)

Profits attributable to owners of parent	180,591	113,107	67,483

Note:

*  Net operating profits = Net operating profits of TB + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(1,188)	481	(1,669)

Number of consolidated subsidiaries	185	185	—
Number of affiliated companies accounted for under the equity method	7	6	1

TB Consolidated (combined operating results of TB and transferred entities to MUAH in the United States)

TB transferred the interests in its subsidiaries in the United States to MUAH in United States which are owned by BK and MUFG.

The combined operating results of TB and transferred entities are as follows (the operating results of transferred entities are prepared for managerial accounting purpose):

Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	198,125	60,198	137,926
Profits attributable to owners of parent	178,991	111,075	67,915
Number of the entities transferred to MUAH	4	4	—

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2026 (A)	March 31, 2025 (B)	(Decrease) (A) - (B)
Gross profits	374,201	275,970	98,230
Gross profits before credit costs for trust accounts	374,195	275,965	98,230
Domestic gross profits	359,531	349,188	10,342
Trust fees	143,432	126,186	17,245
Trust fees before credit costs for trust accounts	143,426	126,180	17,246
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	15,809	11,368	4,440
Other trust fees	127,617	114,811	12,805
Credit costs for trust accounts (1)	5	5	(0)
Net interest income	98,713	113,186	(14,473)
Net fees and commissions	124,007	118,098	5,909
Net trading profits	(53,907)	(22,424)	(31,482)
Net other operating profits	47,285	14,142	33,143
Net gains (losses) on debt securities	(70,940)	(35,188)	(35,751)
Non-domestic gross profits	14,670	(73,217)	87,887
Net interest income	96,906	63,410	33,495
Net fees and commissions	1,672	1,229	443
Net trading profits	(65,602)	(25,694)	(39,907)
Net other operating profits	(18,306)	(112,162)	93,856
Net gains (losses) on debt securities	(11,315)	(111,884)	100,568
General and administrative expenses	220,814	205,879	14,935
Personnel expenses	67,207	64,389	2,817
Non-personnel expenses	143,731	133,376	10,355
Taxes	9,875	8,113	1,761
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	153,380	70,085	83,295
Provision for general allowance for credit losses (2)	(725)	—	(725)
Net operating profits	152,661	70,091	82,570
Net non-recurring gains (losses)	112,283	154,874	(42,590)
Credit costs (3)	(279)	1	(281)
Reversal of allowance for credit losses (4)	—	33	(33)
Reversal of reserve for contingent losses included in credit costs (5)	—	219	(219)
Gains on loans written-off (6)	5	16	(11)
Net gains (losses) on equity securities	92,187	135,443	(43,256)
Gains on sales of equity securities	101,253	141,777	(40,523)
Losses on sales of equity securities	(1,394)	(2,723)	1,328
Losses on write-down of equity securities	(7,672)	(3,610)	(4,061)
Other non-recurring gains (losses)	20,370	19,159	1,211

Ordinary profits	264,945	224,965	39,979

Net extraordinary gains (losses)	(5,503)	(25,112)	19,609
Net gains (losses) on disposition of fixed assets	(1,185)	1,334	(2,520)
Losses on impairment of fixed assets	(4,317)	(24,567)	20,249
Losses on sales of shares of subsidiaries	—	(1,879)	1,879
Income before income taxes	259,442	199,852	59,589
Income taxes-current	72,792	39,902	32,890
Income taxes-deferred	(1,887)	5,713	(7,601)
Total taxes	70,904	45,616	25,288

Net income	188,537	154,236	34,300

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(993)	277	(1,271)
Credit costs for trust accounts	5	5	(0)
Provision for general allowance for credit losses	(725)	28	(753)
Provision for special allowance for credit losses	(141)	4	(146)
Allowance for credit to specific foreign borrowers	—	—	—
Losses on loans write-offs	—	—	—
Provision for contingent losses included in credit costs	(138)	219	(358)
Gains on loans written-off	5	16	(11)
Losses on sales of other loans, etc.	—	1	(1)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	235,636	217,157	18,478
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	197,931	180,915	17,015

Mitsubishi UFJ Financial Group, Inc.

2. Average Interest Rate Spread

BK Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2026 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2025 (B)
Total average interest rate on interest-earning assets (a)	0.80	0.27	0.53
Average interest rate on loans and bills discounted (b)	1.16	0.29	0.86
Average interest rate on securities	0.72	0.11	0.61
Total average interest rate on interest-bearing liabilities (c)
<including general and administrative expenses>	0.62	0.21	0.40
Average interest rate on deposits and NCD (d)	0.19	0.13	0.05
Average interest rate on other liabilities	0.69	0.38	0.31
Overall interest rate spread (a)-(c)	0.18	0.05	0.12
Interest rate spread (b)-(d)	0.96	0.15	0.81

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	1.21	0.27	0.94
Interest rate spread (e)-(d)	1.02	0.13	0.88

TB Non-consolidated
	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2026 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2025 (B)
Total average interest rate on interest-earning assets (a)	1.04	0.12	0.91
Average interest rate on loans and bills discounted (b)	1.02	0.25	0.77
Average interest rate on securities	2.82	(0.81)	3.64
Total average interest rate on interest-bearing liabilities (c)	0.55	0.24	0.30
Average interest rate on deposits and NCD (d)	0.40	0.27	0.13
Overall interest rate spread (a)-(c)	0.48	(0.11)	0.60
Interest rate spread (b)-(d)	0.62	(0.01)	0.63

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	1.02	0.22	0.80
Interest rate spread (e)-(d)	0.62	(0.04)	0.67

(Reference)
BK and TB Combined
	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2026 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2025 (B)
Average interest rate on loans and bills discounted (a)	1.15	0.29	0.86
Average interest rate on deposits and NCD (b)	0.21	0.14	0.06
Interest rate spread (a)-(b)	0.94	0.14	0.80

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (c)	1.21	0.27	0.94
Interest rate spread (c)-(b)	1.00	0.12	0.87

Mitsubishi UFJ Financial Group, Inc.

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting

MUFG Consolidated

	(in billions of yen)
	As of March 31, 2026
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	5,747.4	11,130.2	11,543.4	28,421.1
Receive-floater/pay-fix	4,302.6	18,663.6	3,122.1	26,088.5
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	10,050.0	29,793.9	14,665.6	54,509.6

BK Consolidated
	(in billions of yen)
	As of March 31, 2026
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	4,884.4	9,874.0	11,441.1	26,199.6
Receive-floater/pay-fix	3,374.7	16,736.3	2,396.5	22,507.6
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	8,259.1	26,610.4	13,837.6	48,707.2

TB Consolidated
	(in billions of yen)
	As of March 31, 2026
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	862.9	1,256.1	102.3	2,221.4
Receive-floater/pay-fix	927.9	1,927.3	725.6	3,580.8
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	1,790.8	3,183.5	827.9	5,802.3

Mitsubishi UFJ Financial Group, Inc.

4. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2026				As of March 31, 2025
	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	26,012,559	(1,119,329)	28,462	1,147,791	23,272,183	(625,190)	15,276	640,467
Domestic bonds	19,681,132	(1,020,494)	—	1,020,494	17,115,009	(491,977)	3	491,980
Government bonds	15,270,891	(704,290)	—	704,290	13,300,923	(369,059)	—	369,059
Municipal bonds	2,847,327	(165,265)	—	165,265	2,545,626	(93,140)	—	93,140
Corporate bonds	1,562,913	(150,938)	—	150,938	1,268,459	(29,777)	3	29,781
Other	6,331,426	(98,835)	28,462	127,297	6,157,174	(133,213)	15,272	148,486
Foreign bonds	4,488,121	(99,574)	25,120	124,694	4,690,276	(137,239)	10,825	148,065
Other	1,843,304	739	3,341	2,602	1,466,897	4,026	4,446	420

	(in millions of yen)
	As of March 31, 2026				As of March 31, 2025
	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses
Available-for-sale securities	57,786,465	2,708,595	3,396,364	687,769	61,321,796	2,203,663	2,898,215	694,551
Domestic equity securities	3,735,905	2,818,354	2,825,170	6,816	3,540,457	2,458,566	2,468,724	10,158
Domestic bonds	14,785,152	(289,268)	1,809	291,077	23,123,161	(249,533)	4,371	253,905
Government bonds	13,346,832	(147,696)	126	147,823	21,181,296	(155,513)	2,327	157,840
Municipal bonds	166,451	(10,586)	0	10,587	309,997	(9,776)	2	9,779
Corporate bonds	1,271,868	(130,985)	1,681	132,667	1,631,867	(84,243)	2,041	86,285
Other	39,265,407	179,509	569,384	389,875	34,658,178	(5,368)	425,118	430,487
Foreign equity securities	845,003	116,834	146,029	29,194	662,949	36,272	54,295	18,022
Foreign bonds	28,302,385	(147,975)	104,157	252,132	24,182,709	(113,323)	152,561	265,884
Other	10,118,017	210,650	319,197	108,547	9,812,519	71,682	218,262	146,580

Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity

	(in millions of yen)
	As of March 31, 2026				As of March 31, 2025
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	14,581,143	6,692,908	11,907,676	1,282,557	18,500,074	9,875,244	8,772,124	3,090,727
Government bonds	14,048,555	4,408,256	10,080,978	77,934	18,007,133	7,559,511	6,953,734	1,961,839
Municipal bonds	226,088	1,304,741	1,482,949	—	215,259	1,165,338	1,475,025	—
Corporate bonds	306,500	979,909	343,749	1,204,622	277,680	1,150,393	343,363	1,128,887
Other	8,039,551	10,495,195	4,825,995	17,365,629	5,613,333	11,742,041	5,692,392	13,611,167
Foreign equity securities	11,961	9,667	—	—	1,366	20,285	—	—
Foreign bonds	6,893,721	7,857,788	4,404,342	13,964,838	4,547,585	8,729,761	4,854,426	10,913,751
Other	1,133,868	2,627,739	421,652	3,400,791	1,064,380	2,991,994	837,966	2,697,415
Total	22,620,695	17,188,103	16,733,672	18,648,187	24,113,407	21,617,285	14,464,517	16,701,894

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2026				As of March 31, 2025
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	23,173,566	(1,071,335)	24,884	1,096,220	21,295,315	(607,764)	10,777	618,541
Stocks of subsidiaries and affiliates	670,430	682,505	691,297	8,792	684,864	464,454	471,540	7,086

	(in millions of yen)
	As of March 31, 2026				As of March 31, 2025
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Available-for-sale securities	40,321,531	2,417,494	2,751,747	334,252	45,173,480	2,005,377	2,300,444	295,066
Domestic equity securities	3,228,036	2,395,455	2,400,629	5,173	3,012,332	2,044,936	2,053,034	8,097
Domestic bonds	12,896,387	(160,520)	1,806	162,326	20,849,312	(138,304)	3,926	142,230
Other	24,197,108	182,559	349,311	166,752	21,311,835	98,744	243,483	144,738
Foreign equity securities	709,641	84,853	110,205	25,351	605,665	17,076	30,177	13,101
Foreign bonds	16,321,645	11,864	71,691	59,826	13,651,795	88,819	110,304	21,485
Other	7,165,821	85,841	167,415	81,573	7,054,373	(7,151)	103,000	110,152
Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2026				As of March 31, 2025
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	13,811,865	6,692,901	10,212,447	1,197,412	18,407,253	9,375,181	7,204,520	2,741,856
Government bonds	13,280,174	4,408,256	8,393,120	45,048	17,915,211	7,060,351	5,390,211	1,715,335
Municipal bonds	226,087	1,304,734	1,482,949	—	215,259	1,165,328	1,475,025	—
Corporate bonds	305,603	979,909	336,377	1,152,363	276,781	1,149,501	339,283	1,026,521
Other	5,528,324	5,205,334	1,845,721	12,393,561	3,733,273	6,482,656	2,494,264	10,189,203
Foreign equity securities	11,961	9,667	—	—	1,366	20,285	—	—
Foreign bonds	4,732,967	2,846,098	1,634,868	11,235,753	3,186,009	3,714,661	2,261,660	8,799,263
Other	783,395	2,349,569	210,853	1,157,807	545,896	2,747,709	232,603	1,389,940
Total	19,340,189	11,898,236	12,058,169	13,590,973	22,140,526	15,857,837	9,698,784	12,931,060

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

The tables include securitized products in “Monetary claims bought” in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2026				As of March 31, 2025
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	2,838,992	(47,993)	3,577	51,571	1,976,868	(17,426)	4,499	21,925
Stocks of subsidiaries and affiliates	19,850	(546)	—	546	19,189	(1,368)	—	1,368

	(in millions of yen)
	As of March 31, 2026				As of March 31, 2025
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Available-for-sale securities	12,064,345	339,750	624,931	285,181	11,541,216	251,081	552,833	301,751
Domestic equity securities	602,033	458,349	459,237	888	588,732	413,329	415,255	1,925
Domestic bonds	1,617,044	(128,831)	0	128,831	2,181,927	(111,341)	444	111,785
Other	9,845,266	10,233	165,694	155,461	8,770,556	(50,907)	137,133	188,040
Foreign equity securities	171	116	116	—	130	81	81	—
Foreign bonds	8,001,151	(110,035)	19,427	129,462	7,018,941	(123,179)	28,749	151,929
Other	1,843,943	120,152	146,150	25,998	1,751,484	72,191	108,302	36,110
Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2026				As of March 31, 2025
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	499,557	6	1,695,229	85,144	899	500,062	1,567,603	348,870
Government bonds	498,660	—	1,687,858	32,886	—	499,160	1,563,523	246,504
Municipal bonds	0	6	—	—	—	10	—	—
Corporate bonds	896	—	7,371	52,258	899	892	4,080	102,366
Other	519,814	3,147,616	1,903,871	4,939,744	386,183	3,080,461	2,327,090	3,400,230
Foreign equity securities	—	—	—	—	—	—	—	—
Foreign bonds	490,054	3,004,958	1,838,620	4,843,617	297,586	2,854,717	2,268,804	3,339,190
Other	29,760	142,658	65,251	96,126	88,596	225,744	58,286	61,039
Total	1,019,372	3,147,623	3,599,101	5,024,889	387,082	3,580,524	3,894,694	3,749,101

Mitsubishi UFJ Financial Group, Inc.

5. ROE

MUFG Consolidated

	(%)
	For the fiscal year ended March 31, 2026 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2025 (B)
ROE (JPX basis) *1	11.34	2.05	9.29

Note:

*1	Japan Exchange Group

Mitsubishi UFJ Financial Group, Inc.

6. Risk-Adjusted Capital Ratio

MUFG Consolidated

				(in billions of yen)
	As of March 31, 2026 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)	As of September 30, 2025
(1) Total capital ratio (4)/(7)	16.85%	(1.98)%	18.83%	18.99%
(2) Tier 1 capital ratio (5)/(7)	14.95%	(1.69)%	16.65%	16.87%
(3) Common Equity Tier 1 capital ratio (6)/(7)	12.47%	(1.71)%	14.18%	14.08%
(4) Total capital	20,273.6	128.5	20,145.0	21,052.8
(5) Tier 1 capital	17,984.0	179.1	17,804.8	18,702.0
(6) Common Equity Tier 1 capital	15,002.2	(167.0)	15,169.2	15,605.2
(7) Risk weighted assets	120,281.7	13,351.2	106,930.4	110,808.0
(8) Required Capital (7)×8%	9,622.5	1,068.1	8,554.4	8,864.6

BK Consolidated
				(in billions of yen)
	As of March 31, 2026 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)	As of September 30, 2025
(1) Total capital ratio (4)/(7)	18.02%	(1.60)%	19.63%	19.60%
(2) Tier 1 capital ratio (5)/(7)	16.42%	(1.25)%	17.68%	17.81%
(3) Common Equity Tier 1 capital ratio (6)/(7)	13.87%	(1.22)%	15.10%	14.81%
(4) Total capital	18,098.6	1,620.9	16,477.6	17,239.0
(5) Tier 1 capital	16,498.3	1,655.1	14,843.2	15,666.4
(6) Common Equity Tier 1 capital	13,932.1	1,256.9	12,675.1	13,023.9
(7) Risk weighted assets	100,418.7	16,489.3	83,929.4	87,923.5
(8) Required Capital (7)×8%	8,033.4	1,319.1	6,714.3	7,033.8

TB Consolidated
				(in billions of yen)
	As of March 31, 2026 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)	As of September 30, 2025
(1) Total capital ratio (4)/(7)	19.40%	(0.56)%	19.96%	20.14%
(2) Tier 1 capital ratio (5)/(7)	15.55%	(0.86)%	16.41%	15.97%
(3) Common Equity Tier 1 capital ratio (6)/(7)	12.84%	(0.72)%	13.56%	13.02%
(4) Total capital	2,111.9	170.2	1,941.6	2,047.8
(5) Tier 1 capital	1,693.2	96.8	1,596.3	1,624.0
(6) Common Equity Tier 1 capital	1,397.7	79.0	1,318.7	1,324.1
(7) Risk weighted assets	10,885.7	1,161.2	9,724.4	10,168.0
(8) Required Capital (7)×8%	870.8	92.9	777.9	813.4

BK Non-consolidated
				(in billions of yen)
	As of March 31, 2026 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)	As of September 30, 2025
(1) Total capital ratio (4)/(7)	14.34%	(2.72)%	17.07%	17.23%
(2) Tier 1 capital ratio (5)/(7)	12.95%	(2.29)%	15.24%	15.60%
(3) Common Equity Tier 1 capital ratio (6)/(7)	10.06%	(2.24)%	12.30%	12.19%
(4) Total capital	12,369.8	120.9	12,248.9	13,054.3
(5) Tier 1 capital	11,172.1	231.8	10,940.2	11,819.6
(6) Common Equity Tier 1 capital	8,677.7	(153.2)	8,830.9	9,233.9
(7) Risk weighted assets	86,233.3	14,485.9	71,747.3	75,738.6
(8) Required Capital (7)×8%	6,898.6	1,158.8	5,739.7	6,059.0

TB Non-consolidated
				(in billions of yen)
	As of March 31, 2026 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)	As of September 30, 2025
(1) Total capital ratio (4)/(7)	18.26%	(1.80)%	20.06%	19.59%
(2) Tier 1 capital ratio (5)/(7)	14.91%	(1.97)%	16.89%	15.96%
(3) Common Equity Tier 1 capital ratio (6)/(7)	12.56%	(1.79)%	14.35%	13.39%
(4) Total capital	2,280.1	104.1	2,176.0	2,276.3
(5) Tier 1 capital	1,862.6	30.4	1,832.1	1,853.8
(6) Common Equity Tier 1 capital	1,568.6	11.9	1,556.6	1,556.3
(7) Risk weighted assets	12,485.9	1,641.4	10,844.5	11,614.9
(8) Required Capital (7)×8%	998.8	131.3	867.5	929.1

Note:	Risk-adjusted capital ratio of MUFG is computed in accordance with the Notification of the Financial Services Agency No.20, 2006.
Risk-adjusted capital ratio of BK and TB are computed in accordance with the Notification of the Financial Services Agency No.19, 2006.

Mitsubishi UFJ Financial Group, Inc.

7. Loans to Be Disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”)

MUFG Consolidated

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

				(in millions of yen)
				As of March 31, 2026	As of March 31, 2025	Increase (Decrease)
Bankrupt or De facto Bankrupt				303,742	300,776	2,965
Doubtful				667,097	693,225	(26,128)
Special Attention				489,930	536,469	(46,538)
Accruing loans contractually past due 3 months or more				12,271	17,863	(5,591)
Restructured loans				477,659	518,605	(40,946)
Subtotal (A)				1,460,769	1,530,471	(69,701)

Normal (B)				150,212,705	135,805,816	14,406,889
Total loans (C=A+B)				151,673,475	137,336,287	14,337,188

Non-performing loans ratio (A)/(C)				0.96%	1.11%	(0.15)%

Write-offs				226,406	199,367	27,038

(2) Allowance for Credit Losses

						(in millions of yen)
	As of March 31, 2026	Coverage ratio (D)/(A)	As of March 31, 2025	Coverage ratio (D)/(A)	Increase (Decrease)	Coverage ratio (D)/(A)
Allowance for credit losses (D)	1,229,947	84.19%	1,214,870	79.37%	15,077	4.81%
General allowance for credit losses	759,321		761,228		(1,906)
Specific allowance for credit losses	462,754		442,257		20,496
Allowance for credit to specific foreign borrowers	7,872		11,385		(3,512)

(3) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

				(in millions of yen)
Classified by Geographic Area				As of March 31, 2026	As of March 31, 2025	Increase (Decrease)
Domestic				674,217	786,751	(112,533)
Overseas				786,552	743,720	42,832
Asia				477,275	491,835	(14,559)
Indonesia				44,999	51,106	(6,106)
Singapore				361	629	(268)
Thailand				397,254	382,780	14,473
Other				34,660	57,318	(22,658)
Americas				205,643	124,006	81,636
Europe, Middle East and Other				103,633	127,878	(24,245)
Total				1,460,769	1,530,471	(69,701)

				(in millions of yen)
Classified by Industry				As of March 31, 2026	As of March 31, 2025	Increase (Decrease)
Domestic				674,217	786,751	(112,533)
Manufacturing				228,374	297,746	(69,372)
Construction				5,335	6,258	(923)
Wholesale and retail				81,592	84,280	(2,687)
Finance and insurance				156	16,709	(16,553)
Real estate, goods rental and leasing				16,755	27,402	(10,647)
Services				48,374	65,970	(17,595)
Other industries				16,888	38,996	(22,108)
Consumer				276,740	249,386	27,353
Overseas				786,552	743,720	42,832
Financial institutions				5,486	14,902	(9,415)
Commercial and industrial				549,284	492,167	57,116
Other				231,781	236,650	(4,868)
Total				1,460,769	1,530,471	(69,701)

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

						(in millions of yen)
						As of March 31, 2026		As of March 31, 2025	Increase (Decrease)
Bankrupt or De facto Bankrupt						42,991		50,052	(7,061)
Doubtful						412,629		448,449	(35,819)
Special Attention						275,301		365,391	(90,089)
Accruing loans contractually past due 3 months or more						4,465		9,236	(4,771)
Restructured loans						270,836		356,154	(85,318)
Subtotal (A)						730,922		863,892	(132,969)

Normal (B)						134,395,862		121,231,909	13,163,952
Total loans (C=A+B)						135,126,785		122,095,802	13,030,982

Non-performing loans ratio (A)/(C)						0.54%		0.70%	(0.16)%

Write-offs						187,104		163,085	24,019

(2) Status of Coverage of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

	(in millions of yen)
	As of March 31, 2026	Coverage ratio [(D)+(E)]/(A)		As of March 31, 2025		Coverage ratio [(D)+(E)]/(A)		Increase (Decrease)	Coverage ratio [(D)+(E)]/(A)
Covered amount	582,124	79.64%		656,627		76.00%		(74,502)	3.63%
Allowance for credit losses(D)	299,034			325,637				(26,603)
Collateral, guarantees, etc.(E)	283,090			330,989				(47,899)

(3) Coverage Ratio

		(in millions of yen)
Category		Loan amount (A)		Allowance for credit losses (D)		Covered by collateral and/ or guarantees (E)		Allowance coverage ratio for unsecured portion (D) / [(A) - (E)]	Coverage ratio [(D)+(E)]/(A)
Bankrupt or De facto Bankrupt		42,991		540		42,450			100.00%
		[ 50,052	]	[ 995	]	[ 49,057	]		[ 100.00%]
Doubtful		412,629		190,043		134,926			78.75%
		[ 448,449	]	[ 189,859	]	[ 133,301	]		[ 72.06%]
Special Attention		275,301		108,450		105,713			77.79%
		[ 365,391	]	[ 134,782	]	[ 148,630	]		[ 77.56%]
Total		730,922		299,034		283,090			79.64%
		[ 863,892	]	[ 325,637	]	[ 330,989	]		[ 76.00%]

Note: The upper figures are as of March 31, 2026. The lower figures with brackets are as of March 31, 2025.

(4) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

						(in millions of yen)
Classified by Geographic Area						As of March 31, 2026		As of March 31, 2025	Increase (Decrease)
Domestic						435,374		583,270	(147,896)
Overseas						295,548		280,622	14,926
Asia						34,679		58,101	(23,421)
Indonesia						74		507	(433)
Singapore						361		629	(268)
Thailand						—		—	—
Other						34,243		56,964	(22,720)
Americas						205,643		124,006	81,636
Europe, Middle East and Other						55,225		98,514	(43,288)
Total						730,922		863,892	(132,969)

						(in millions of yen)
Classified by Industry						As of March 31, 2026		As of March 31, 2025	Increase (Decrease)
Domestic						435,374		583,270	(147,896)
Manufacturing						226,043		295,833	(69,789)
Construction						5,184		6,164	(980)
Wholesale and retail						79,099		81,876	(2,776)
Finance and insurance						155		16,687	(16,532)
Real estate						15,532		17,748	(2,216)
Goods rental and leasing						1,149		9,636	(8,486)
Services						48,267		65,734	(17,466)
Other industries						15,516		37,889	(22,372)
Consumer						44,424		51,699	(7,275)
Overseas						295,548		280,622	14,926
Financial institutions						3,596		13,131	(9,534)
Commercial and industrial						291,898		267,402	24,496
Other						54		88	(34)
Total						730,922		863,892	(132,969)

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

						(in millions of yen)
						As of March 31, 2026		As of March 31, 2025	Increase (Decrease)
Bankrupt or De facto Bankrupt						42,970		50,002	(7,032)
Doubtful						411,696		447,324	(35,627)
Special Attention						275,301		365,391	(90,089)
Accruing loans contractually past due 3 months or more						4,465		9,236	(4,771)
Restructured loans						270,836		356,154	(85,318)
Subtotal (A)						729,969		862,718	(132,749)

Normal (B)						131,316,395		118,665,863	12,650,531
Total loans (C=A+B)						132,046,364		119,528,581	12,517,782

Non-performing loans ratio (A)/(C)						0.55%		0.72%	(0.16)%

Write-offs						187,102		163,077	24,025

(2) Status of Coverage of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

	(in millions of yen)
	As of March 31, 2026	Coverage ratio [(D)+(E)]/(A)		As of March 31, 2025		Coverage ratio [(D)+(E)]/(A)		Increase (Decrease)	Coverage ratio [(D)+(E)]/(A)
Covered amount	581,170	79.61%		655,452		75.97%		(74,281)	3.64%
Allowance for credit losses(D)	299,034			325,637				(26,603)
Collateral, guarantees, etc.(E)	282,136			329,815				(47,678)

(3) Coverage Ratio
	(in millions of yen)
Category		Loan amount (A)		Allowance for credit losses (D)		Covered by collateral and/ or guarantees (E)		Allowance coverage ratio for unsecured portion (D) / [(A) - (E)]	Coverage ratio [(D)+(E)]/(A)
Bankrupt or De facto Bankrupt		42,970		540		42,430		100.00%	100.00%
		[ 50,002	]	[ 995	]	[ 49,007	]	[ 100.00%]	[ 100.00%]
Doubtful		411,696		190,043		133,993		68.43%	78.70%
		[ 447,324	]	[ 189,859	]	[ 132,177	]	[ 60.24%]	[ 71.99%]
Special Attention		275,301		108,450		105,713		63.94%	77.79%
		[ 365,391	]	[ 134,782	]	[ 148,630	]	[ 62.18%]	[ 77.56%]
Total		729,969		299,034		282,136		66.77%	79.61%
		[ 862,718	]	[ 325,637	]	[ 329,815	]	[ 61.10%]	[ 75.97%]

Note: The upper figures are as of March 31, 2026. The lower figures with brackets are as of March 31, 2025.

(4) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

						(in millions of yen)
Classified by Geographic Area						As of March 31, 2026		As of March 31, 2025	Increase (Decrease)
Domestic						434,420		582,096	(147,675)
Overseas						295,548		280,622	14,926
Asia						34,679		58,101	(23,421)
Indonesia						74		507	(433)
Singapore						361		629	(268)
Thailand						—		—	—
Other						34,243		56,964	(22,720)
Americas						205,643		124,006	81,636
Europe, Middle East and Other						55,225		98,514	(43,288)

Total						729,969		862,718	(132,749)

						(in millions of yen)
Classified by Industry						As of March 31, 2026		As of March 31, 2025	Increase (Decrease)
Domestic						434,420		582,096	(147,675)
Manufacturing						226,043		295,833	(69,789)
Construction						5,184		6,164	(980)
Wholesale and retail						79,099		81,876	(2,776)
Finance and insurance						155		16,687	(16,532)
Real estate						15,532		17,748	(2,216)
Goods rental and leasing						1,149		9,636	(8,486)
Services						48,267		65,734	(17,466)
Other industries						15,516		37,889	(22,372)
Consumer						43,470		50,525	(7,054)
Overseas						295,548		280,622	14,926
Financial institutions						3,596		13,131	(9,534)
Commercial and industrial						291,898		267,402	24,496
Other						54		88	(34)

Total						729,969		862,718	(132,749)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

				(in millions of yen)
				As of March 31, 2026	As of March 31, 2025	Increase (Decrease)
Bankrupt or De facto Bankrupt				20	49	(29)
Doubtful				933	1,124	(191)
Special Attention				—	—	—
Accruing loans contractually past due 3 months or more				—	—	—
Restructured loans				—	—	—
Subtotal (A)				953	1,174	(220)

Normal(B)				3,077,509	2,563,577	513,931
Total loans (C=A+B)				3,078,463	2,564,752	513,711

Non-performing loans ratio (A)/(C)				0.03%	0.04%	(0.01)%

Write-offs				2	7	(5)

(2) Status of Coverage of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

	(in millions of yen)
	As of March 31, 2026	Coverage ratio [(D)+(E)]/(A)	As of March 31, 2025	Coverage ratio [(D)+(E)]/(A)	Increase (Decrease)	Coverage ratio [(D)+(E)]/(A)
Covered amount	953	100.00%	1,174	100.00%	(220)	—
Allowance for credit losses(D)	—		—		—
Collateral, guarantees, etc.(E)	953		1,174		(220)

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (D)		Covered by collateral and / or guarantees (E)		Allowance coverage ratio for unsecured portion (D) / [(A) - (E)]		Coverage ratio [(D)+(E)]/(A)
Bankrupt or De facto Bankrupt	20		—		20		—		100.00%
	[ 49	]	[ —	]	[ 49	]	[ —	]	[ 100.00	%]
Doubtful	933		—		933		—		100.00%
	[ 1,124	]	[ —	]	[ 1,124	]	[—	]	[ 100.00	%]
Special Attention	—		—		—		—		—
	[ —	]	[ —	]	[ —	]	[—	]	[ —	]
Total	953		—		953		—		100.00%
	[ 1,174	]	[ —	]	[ 1,174	]	[ —	]	[ 100.00	%]

Note: The upper figures are as of March 31, 2026. The lower figures with brackets are as of March 31, 2025.

(4) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

(in millions of yen)
Classified by Geographic Area	As of March 31, 2026	As of March 31, 2025	Increase (Decrease)
Domestic	953	1,174	(220)
Overseas	—	—	—
Asia	—	—	—
Indonesia	—	—	—
Singapore	—	—	—
Thailand	—	—	—
Other	—	—	—
Americas	—	—	—
Europe, Middle East and Other	—	—	—

Total	953	1,174	(220)

(in millions of yen)
Classified by Industry	As of March 31, 2026	As of March 31, 2025	Increase (Decrease)
Domestic	953	1,174	(220)
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	—	—	—
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	953	1,174	(220)
Overseas	—	—	—
Financial institutions	—	—	—
Commercial and industrial	—	—	—
Other	—	—	—

Total	953	1,174	(220)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

(in millions of yen)
	As of March 31, 2026	As of March 31, 2025	Increase (Decrease)
Bankrupt or De facto Bankrupt	—	—	—
Doubtful	—	—	—
Special Attention	—	—	—
Accruing loans contractually past due 3 months or more	—	—	—
Restructured loans	—	—	—
Subtotal (A)	—	—	—
Normal (B)	1,957	2,468	(510)
Total loans (C=A+B)	1,957	2,468	(510)
Non-performing loans ratio (A)/(C)	—	—	—
Write-offs	—	—	—

(2) Status of Coverage of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

(in millions of yen)
	As of March 31, 2026	Coverage ratio [(D)+(E)]/(A)	As of March 31, 2025	Coverage ratio [(D)+(E)]/(A)	Increase (Decrease)	Coverage ratio [(D)+(E)]/(A)
Covered amount	—	—	—	—	—	—
Allowance for credit losses(D)	—		—		—
Collateral, guarantees, etc.(E)	—		—		—

(3) Coverage Ratio

(in millions of yen)
Category	Loan amount (A)	Allowance for credit losses (D)	Covered by collateral and/ or guarantees (E)	Allowance coverage ratio for unsecured portion (D) / [(A) - (E)]	Coverage ratio [(D)+(E)]/(A)
Bankrupt or De facto Bankrupt	—	—	—	—	—
	[ — ]	[ — ]	[ — ]	[ — ]	[ — ]
Doubtful	—	—	—	—	—
	[ — ]	[ — ]	[ — ]	[ — ]	[ — ]
Special Attention	—	—	—	—	—
	[ — ]	[ — ]	[ — ]	[ — ]	[ — ]
Total	—	—	—	—	—
	[ — ]	[ — ]	[ — ]	[ — ]	[ — ]

Note: The upper figures are as of March 31, 2025. The lower figures with brackets are as of March 31, 2024.

(4) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans) Classified by Industry (in millions of yen)

(in millions of yen)
	As of March 31, 2026	As of March 31, 2025	Increase (Decrease)
Domestic	—	—	—
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	—	—	—
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	—	—	—

Total	—	—	—

Mitsubishi UFJ Financial Group, Inc.

Overview of Self-Assessment, Status of Coverage, and Loans to Be Disclosed under the Banking Act and the FRA

BK and TB Combined

(in billions of yen)

Self-Assessment					Allowance Coverage ratio for unsecured portion	Loans to Be Disclosed under the Banking Act and the FRA
Category of Borrowers	Classification					
	Non-Classification	Classification II	Classification III	Classification IV		
Bankrupt Borrowers / Substantially Bankrupt Borrowers	【42.4】		【0.1】	【0.3】 (*)	100.00 %	i) Bankrupt or De facto Bankrupt 【42.9】
Potentially Bankrupt Borrowers	【134.9】		【277.7】		68.43 %	ii) Doubtful 【412.6】
Borrowers Requiring Caution (Special Attention Borrowers)	【275.3】				63.94 %	iii) Special Attention 【275.3】 Accruing loans contractually past due 3 months or more 【4.4】 Restructured loans 【270.8】
Borrowers Requiring Caution (Other Borrowers)						iv) Normal 【134,393.9】
Normal Borrowers						

Non-Performing Loans

i) + ii) + iii)

730.9

i) + ii) + iii) + iv)

135,124.8

(*) “Customers’ liabilities for acceptances and guarantees” in Classification IV are fully reserved.

Mitsubishi UFJ Financial Group, Inc.

8. Progress in Disposition of Problem Assets

BK Non-consolidated

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRA”

	(in millions of yen)
	As of March 31, 2023	As of March 31, 2024	As of March 31, 2025 (A)	As of March 31, 2026 (B)	(B) - (A)
Assets newly categorized during fiscal 2022	240,324	114,818	71,431	44,584	(26,846)
Assets newly categorized during fiscal 2023		642,712	79,951	44,061	(35,890)
Assets newly categorized during fiscal 2024			175,417	57,296	(118,121)
Assets newly categorized during fiscal 2025				214,419

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the Fiscal Year Ended March 31, 2026
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	25,236
Reconstructive treatment	12,233
Upgrade due to reconstructive treatment	22,541
Loan sold to secondary market	55,480
Write-offs	16,762
Others	124,824
Collection / Repayment	38,565
Upgrade	86,259

Total	257,079	23,679	233,399

Amount in process for disposition	40,041

Note:

The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRA”

	(in millions of yen)
	As of March 31, 2023	As of March 31, 2024	As of March 31, 2025 (A)	As of March 31, 2026 (B)	(B) - (A)
Assets newly categorized during fiscal 2022	986	262	91	87	(4)
Assets newly categorized during fiscal 2023		410	254	110	(143)
Assets newly categorized during fiscal 2024			477	127	(349)
Assets newly categorized during fiscal 2025				354

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the Fiscal Year Ended March 31, 2026
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	—
Reconstructive treatment	—
Upgrade due to reconstructive treatment	—
Loan sold to secondary market	—
Write-offs	—
Others	909
Collection / Repayment	226
Upgrade	682

Total	909	17	892

Amount in process for disposition	45

Note:

The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

9. Loans Classified by Type of Industry

BK and TB Combined including Trust Accounts

Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Domestic offices (excluding loans booked at offshore markets)	80,051,087	3,617,687	76,433,399

Manufacturing	13,118,506	2,181,279	10,937,227
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	124,942	15,386	109,556
Construction	957,071	7,930	949,141
Utilities	2,845,654	142,416	2,703,238
Communication and information services	1,706,509	281,754	1,424,755
Transport and postal activities	2,388,170	225,962	2,162,208
Wholesale and retail	7,540,045	1,374,362	6,165,683
Finance and insurance	10,526,533	1,256,370	9,270,162
Real estate	12,978,593	1,290,680	11,687,912
Goods rental and leasing	2,762,265	283,204	2,479,061
Services	2,789,337	(729,910)	3,519,248
Municipal government	1,864,300	287,824	1,576,476
Other industries (including loans to the Japanese government)	20,449,159	(2,999,570)	23,448,729
Overseas offices and loans booked at offshore markets	42,832,168	7,675,348	35,156,819
Governments	460,492	53,022	407,470
Financial Institutions	17,896,046	3,638,038	14,258,007
Other	24,475,628	3,984,287	20,491,341

Total	122,883,255	11,293,036	111,590,219

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Domestic offices (excluding loans booked at offshore markets)	77,538,083	3,605,463	73,932,619

Manufacturing	13,117,106	2,181,279	10,935,827
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	124,942	15,386	109,556
Construction	957,071	7,930	949,141
Utilities	2,845,654	142,416	2,703,238
Communication and information services	1,692,732	279,769	1,412,963
Transport and postal activities	2,373,170	225,962	2,147,208
Wholesale and retail	7,540,045	1,374,362	6,165,683
Finance and insurance	8,981,580	1,151,864	7,829,716
Real estate	12,948,946	1,297,060	11,651,886
Goods rental and leasing	2,762,265	283,204	2,479,061
Services	2,786,829	(731,905)	3,518,734
Municipal government	1,864,099	287,854	1,576,245
Other industries (including loans to the Japanese government)	19,543,644	(2,909,717)	22,453,361
Overseas offices and loans booked at offshore markets	41,040,700	7,230,728	33,809,971
Governments	460,492	53,022	407,470
Financial Institutions	16,104,625	3,193,429	12,911,195
Other	24,475,582	3,984,276	20,491,305

Total	118,578,783	10,836,192	107,742,591

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Domestic offices (excluding loans booked at offshore markets)	1,017,510	24,685	992,824

Manufacturing	—	—	—
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	—	—	—
Communication and information services	13,777	1,985	11,792
Transport and postal activities	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	443,197	223,888	219,309
Real estate	4,146	(6,285)	10,432
Goods rental and leasing	—	—	—
Services	508	(5)	514
Municipal government	—	—	—
Other industries (including loans to the Japanese government)	555,880	(194,896)	750,777
Overseas offices and loans booked at offshore markets	1,791,468	444,620	1,346,848
Governments	—	—	—
Financial Institutions	1,791,421	444,609	1,346,812
Other	46	10	35

Total	2,808,978	469,306	2,339,672

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Accounts

Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Domestic offices (excluding loans booked at offshore markets)	1,495,493	(12,462)	1,507,955

Manufacturing	1,400	—	1,400
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	—	—	—
Communication and information services	—	—	—
Transport and postal activities	15,000	—	15,000
Wholesale and retail	—	—	—
Finance and insurance	1,101,755	(119,381)	1,221,137
Real estate	25,501	(93)	25,594
Goods rental and leasing	—	—	—
Services	2,000	2,000	—
Municipal government	201	(29)	231
Other industries (including loans to the Japanese government)	349,634	105,043	244,591
Overseas offices and loans booked at offshore markets	—	—	—
Governments	—	—	—
Financial Institutions	—	—	—
Other	—	—	—

Total	1,495,493	(12,462)	1,507,955

Mitsubishi UFJ Financial Group, Inc.

10. Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors

BK and TB Combined including Trust Accounts

(1) Domestic Consumer Loans

	(in millions of yen)
	As of March 31, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Total domestic consumer loans	15,297,625	266,822	15,030,803
Housing loans	14,498,594	223,573	14,275,020
Residential purpose	12,960,379	292,829	12,667,550
Other	799,030	43,248	755,782

(2) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of March 31, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Outstanding amount	46,331,413	4,058,869	42,272,543
% to total domestic loans	57.87%	2.57%	55.30%

BK Non-consolidated

(1) Domestic Consumer Loans

	(in millions of yen)
	As of March 31, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Total domestic consumer loans	14,802,908	336,020	14,466,887
Housing loans	14,004,141	292,709	13,711,432
Residential purpose	12,466,199	361,931	12,104,268
Other	798,766	43,310	755,455

(2) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of March 31, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Outstanding amount	45,402,117	4,046,927	41,355,190
% to total domestic loans	58.55%	2.61%	55.93%

TB Non-consolidated

(1) Domestic Consumer Loans

	(in millions of yen)
	As of March 31, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Total domestic consumer loans	492,961	(68,812)	561,773
Housing loans	492,697	(68,749)	561,446
Residential purpose	492,424	(68,718)	561,143
Other	264	(62)	326

(2) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of March 31, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Outstanding amount	584,417	(103,958)	688,376
% to total domestic loans	57.43%	(11.89)%	69.33%

TB Non-consolidated: Trust Accounts

(1) Domestic Consumer Loans

	(in millions of yen)
	As of March 31, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Total domestic consumer loans	1,756	(385)	2,141
Housing loans	1,756	(385)	2,141
Residential purpose	1,755	(383)	2,138
Other	—	—	—

(2) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of March 31, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Outstanding amount	344,878	115,901	228,977
% to total domestic loans	23.06%	7.87%	15.18%

Mitsubishi UFJ Financial Group, Inc.

11. Overseas Loans

BK Consolidated excl. KS, BDI

	(in millions of yen)
	As of March 31, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Americas	16,577,819	2,110,200	14,467,618
United States	14,216,009	1,766,375	12,449,634
Canada	845,817	67,214	778,602
Brazil	633,669	218,214	415,455
Mexico	312,428	(804)	313,232
Others	569,894	59,201	510,693
Asia/Oceania	13,076,483	1,525,376	11,551,107
Australia	2,193,488	280,340	1,913,147
Singapore	2,069,984	661,659	1,408,325
India	1,943,622	343,477	1,600,144
Hong Kong	1,657,526	(85,128)	1,742,655
China	1,132,446	(259)	1,132,705
Indonesia	1,079,523	77,988	1,001,535
Malaysia	734,252	13,310	720,942
Philippines	516,202	170,470	345,731
Taiwan	478,712	16,820	461,892
Korea	447,195	(41,016)	488,211
New Zealand	424,901	25,919	398,982
Others	398,626	61,794	336,832
EMEA	11,719,128	2,644,817	9,074,311
United Kingdom	2,553,534	319,013	2,234,521
Netherlands	1,318,597	105,886	1,212,711
Luxembourg	1,082,379	520,948	561,431
Germany	907,250	131,790	775,460
France	633,871	71,584	562,286
Ireland	504,996	29,078	475,917
Qatar	385,864	218,328	167,535
Italy	340,080	69,289	270,791
Switzerland	317,090	87,576	229,513
Saudi Arabia	297,484	97,800	199,684
Turkey	250,497	47,106	203,390
Belgium	248,508	69,775	178,732
Spain	235,936	52,892	183,043
United Arab Emirates	175,089	33,313	141,775
Sweden	112,418	49,161	63,256
Guernsey	103,270	29,074	74,195
Norway	87,512	34,727	52,784
Others	2,164,744	677,468	1,487,275

Total	41,373,431	6,280,394	35,093,037

KS and BDI have the following loan balances in the consolidated financial statements.

	(in millions of yen)
	As of March 31, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
KS	7,206,731	776,429	6,430,302
BDI	1,777,727	163,628	1,614,099

Mitsubishi UFJ Financial Group, Inc.

12. Loans and Deposits

BK and TB Combined

	(in millions of yen)
	As of March 31, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Deposits (ending balance)	226,147,759	10,177,079	215,970,679
Deposits (average balance)	220,069,126	4,924,558	215,144,567
Loans (ending balance)	121,387,762	11,305,498	110,082,264
Loans (average balance)	116,772,107	6,061,389	110,710,718

BK Non-consolidated

	(in millions of yen)
	As of March 31, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Deposits (ending balance)	212,081,936	9,369,136	202,712,799
Deposits (average balance)	205,531,451	4,231,054	201,300,396
Loans (ending balance)	118,578,783	10,836,192	107,742,591
Loans (average balance)	114,035,930	5,521,560	108,514,370

TB Non-consolidated

	(in millions of yen)
	As of March 31, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Deposits (ending balance)	14,065,823	807,942	13,257,880
Deposits (average balance)	14,537,674	693,503	13,844,171
Loans (ending balance)	2,808,978	469,306	2,339,672
Loans (average balance)	2,736,176	539,828	2,196,348

Mitsubishi UFJ Financial Group, Inc.

13. Domestic Deposits

BK and TB Combined

	(in millions of yen)
	As of March 31, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Individuals	94,216,228	597,405	93,618,823
Corporations and others	91,056,219	4,820,699	86,235,520
Domestic deposits	185,272,448	5,418,104	179,854,343

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

BK Non-consolidated

	(in millions of yen)
	As of March 31, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Individuals	87,731,542	153,412	87,578,130
Corporations and others	86,233,265	4,560,893	81,672,372
Domestic deposits	173,964,807	4,714,305	169,250,502

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

TB Non-consolidated

	(in millions of yen)
	As of March 31, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Individuals	6,484,686	443,993	6,040,693
Corporations and others	4,822,954	259,805	4,563,148
Domestic deposits	11,307,640	703,799	10,603,841

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

14. Status of Deferred Tax Assets

BK Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of March 31, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Deferred tax assets	1,309.4	267.5	1,041.9
Allowance for credit losses	209.7	(1.1)	210.9
Write-down on investment securities	388.4	15.4	373.0
Unrealized losses on Available-for-sale securities	0.7	(0.4)	1.2
Reserve for retirement benefits	56.5	(11.5)	68.0
Reserve for contingent losses	18.2	(1.1)	19.3
Depreciation and Impairment losses	74.9	(1.8)	76.7
Devaluation on land upon merger	19.8	(0.4)	20.2
Net deferred losses on hedging instruments	642.7	205.3	437.4
Losses on management of employees’ retirement benefits trust	11.1	11.1	—
Other	292.7	63.0	229.7
Valuation allowance	(405.7)	(10.9)	(394.8)
Deferred tax liabilities	806.4	38.9	767.4
Unrealized gains on Available-for-sale securities	666.5	119.8	546.7
Revaluation gains on securities upon merger	34.5	(3.1)	37.7
Gains on securities contributed to employees’ retirement benefits trust	29.4	(12.3)	41.8
Gains on management of employees’ retirement benefits trust	—	(62.4)	62.4
Other	75.9	(2.8)	78.7
Net deferred tax assets	502.9	228.5	274.4

(2) Net operating profits before provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2020	FY2021	FY2022	FY2023	FY2024	FY2025
Net operating profits before provision for general allowance for credit losses	388.0	374.4	690.4	974.6	521.7	1,212.0
Total credit costs	(223.3)	(234.0)	(98.5)	(250.2)	237.3	(34.5)
Income before income taxes	205.5	286.1	1,239.5	994.7	1,276.6	1,573.8
Reconciliation to taxable income	98.5	343.3	(453.8)	(50.5)	(446.8)	350.8
Taxable income	304.1	629.5	785.7	944.2	829.7	1,924.7

(3) Classification Based on Prior Year Operating Results as Provided in the ASBJ Guidance No.26

    We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of March 31, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Deferred tax assets	105.1	17.5	87.6
Gains on securities related to employees’ retirement benefits trust	80.4	18.3	62.0
Depreciation and Impairment losses	14.0	(0.9)	15.0
Write-down on investment securities	9.2	0.5	8.6
Group tax sharing transactions	3.1	(4.4)	7.5
Reserve for contingent losses	0.9	(0.5)	1.5
Other	24.6	4.5	20.0
Valuation allowance	(27.3)	0.0	(27.3)
Deferred tax liabilities	273.0	29.2	243.7
Reserve for retirement benefits	157.5	20.3	137.1
Unrealized gains on Available-for-sale securities	101.2	28.8	72.3
Net deferred gains on hedging instruments	7.1	(15.3)	22.4
Other	7.1	(4.5)	11.6
Net deferred tax assets	(167.8)	(11.7)	(156.0)

(2) Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2020	FY2021	FY2022	FY2023	FY2024	FY2025
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	132.3	176.4	109.1	70.4	70.0	153.3
Total credit costs	0.0	0.1	(0.2)	(0.1)	0.2	(0.9)
Income before income taxes	129.4	210.6	165.7	75.1	199.8	259.4
Reconciliation to taxable income	(26.5)	(37.4)	(46.1)	(15.2)	(81.5)	(24.4)
Taxable income	102.9	173.1	119.6	59.8	118.3	234.9

(3) Classification Based on Prior Year Operating Results as Provided in the ASBJ Guidance No.26

    We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

15. Retirement Benefits

MUFG Consolidated

(1) Benefit obligation

	(in millions of yen)
	As of March 31, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Projected benefit obligation (reserve type) (A)	1,355,600	(83,820)	1,439,420
Projected benefit obligation (non-reserve type) (B)	85,803	2,526	83,276
Fair value of plan assets (C)	3,980,443	344,829	3,635,614
Net amount recorded on the Consolidated Balance Sheet (A) + (B) - (C)	(2,539,039)	(426,122)	(2,112,916)
Net defined benefit liability	107,274	2,662	104,612
Net defined benefit asset	(2,646,314)	(428,784)	(2,217,529)

(2) Net periodic cost of retirement benefits

	(in millions of yen)
	For the fiscal year ended March 31, 2026 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2025 (B)
Net periodic cost of retirement benefits regarding defined benefit pension plans	(114,805)	(13,878)	(100,926)
Service cost	42,113	(5,809)	47,922
Interest cost	40,808	6,917	33,890
Expected return on plan assets	(112,497)	(4,011)	(108,485)
Amortization of unrecognized prior service cost	(4,196)	(3,493)	(703)
Amortization of unrecognized net actuarial loss	(94,347)	(8,777)	(85,570)
Other	13,314	1,295	12,019

(3) Assumptions used in calculation of projected benefit obligation

As of March 31, 2026
Discount rates	Domestic consolidated subsidiaries	0.70%~3.49%
	Overseas consolidated subsidiaries	1.22%~11.77%
Expected return	Domestic consolidated subsidiaries	1.64%~4.30%
	Overseas consolidated subsidiaries	1.90%~11.77%

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Benefit obligation

	(in millions of yen)
	As of March 31, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Projected benefit obligation (A)	1,034,730	(48,554)	1,083,285
Discount rates	(2.9% ~ 3.4%)		(2.3% ~ 2.6%)
Fair value of plan assets (B)	2,680,575	141,058	2,539,516
Prepaid pension cost (C)	945,905	114,123	831,781
Reserve for retirement benefits (D)	17,825	916	16,909
Total amount unrecognized (A) - (B) + (C) - (D)	(717,764)	(76,405)	(641,359)
Unrecognized net actuarial loss	(717,798)	(76,472)	(641,326)
Unrecognized prior service cost	33	66	(33)
(2) Net periodic cost
	(in millions of yen)
	For the fiscal year ended March 31, 2026 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2025 (B)
Net periodic cost of retirement benefits	(68,088)	(10,052)	(58,035)
Service cost	25,143	(4,491)	29,634
Interest cost	30,051	5,270	24,780
Expected return on plan assets	(67,524)	(1,719)	(65,804)
Amortization of unrecognized prior service cost	(73)	94	(168)
Amortization of unrecognized net actuarial loss	(76,422)	(9,714)	(66,708)
Other	20,736	508	20,228

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Benefit obligation

	(in millions of yen)
	As of March 31, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Projected benefit obligation (A)	222,379	(28,570)	250,949
Discount rates	(2.9% ~ 3.3%)		(2.1% ~ 2.4%)
Fair value of plan assets (B)	1,142,521	193,912	948,609
Prepaid pension cost (C)	618,763	63,297	555,465
Reserve for retirement benefits (D)	—	—	—
Total amount unrecognized (A) - (B) + (C) - (D)	(301,379)	(159,184)	(142,194)
Unrecognized net actuarial loss	(302,051)	(158,963)	(143,088)
Unrecognized prior service cost	672	(221)	893
(2) Net periodic cost
	(in millions of yen)
	For the fiscal year ended March 31, 2026 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2025 (B)
Net periodic cost of retirement benefits	(45,641)	(56)	(45,584)
Service cost	3,691	(677)	4,368
Interest cost	5,780	1,301	4,478
Expected return on plan assets	(41,122)	(2,266)	(38,856)
Amortization of unrecognized prior service cost	221	—	221
Amortization of unrecognized net actuarial loss	(15,144)	1,265	(16,410)
Other	932	318	613

Mitsubishi UFJ Financial Group, Inc.

(Reference)

1. Financial Statements

BK Non-consolidated

(1) Non-consolidated Balance Sheets (selected items)

(in millions of yen)	As of March 31, 2025	As of March 31, 2026
Assets:
Cash and due from banks	89,553,911	75,223,582
Call loans	1,489,909	1,454,708
Receivables under resale agreements	3,031,388	3,066,922
Monetary claims bought	4,248,428	4,609,901
Trading assets	5,602,554	6,406,681
Money held in trust	32,798	33,025
Securities	69,147,025	66,295,652
Loans and bills discounted	107,742,591	118,578,783
Foreign exchanges	1,374,506	1,684,522
Other assets	10,785,183	19,346,699
Tangible fixed assets	676,397	697,327
Intangible fixed assets	509,097	570,436
Prepaid pension costs	831,781	945,905
Deferred tax assets	274,421	502,995
Customers’ liabilities for acceptances and guarantees	9,597,403	10,909,802
Allowance for credit losses	(530,929)	(494,593)

Total assets	304,366,471	309,832,353

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2025	As of March 31, 2026
Liabilities:
Deposits	202,712,799	212,081,936
Negotiable certificates of deposit	11,625,450	12,493,932
Call money	730,676	717,397
Payables under repurchase agreements	21,795,415	16,690,633
Commercial papers	3,062,422	2,944,594
Trading liabilities	3,011,694	4,611,078
Borrowed money	29,946,265	18,611,668
Foreign exchanges	2,592,757	2,821,388
Bonds payable	1,109,130	1,145,878
Other liabilities	8,785,154	17,129,597
Reserve for bonuses	92,495	107,368
Reserve for bonuses to directors	267	276
Reserve for stocks payment	4,423	5,752
Reserve for retirement benefits	16,909	17,825
Reserve for contingent losses	62,378	57,886
Reserves under special laws	0	0
Deferred tax liabilities for land revaluation	81,148	80,100
Acceptances and guarantees	9,597,403	10,909,802

Total liabilities	295,226,792	300,427,120

Net assets:
Capital stock	1,711,958	1,711,958
Capital surplus	3,878,275	4,131,170
Capital reserve	1,711,958	1,711,958
Other capital surplus	2,166,317	2,419,212
Retained earnings	3,710,103	3,912,411
Revenue reserve	190,044	190,044
Other retained earnings	3,520,059	3,722,366
Funds for retirement benefits	2,432	2,432
Reserve for investment promotion taxation	852	1,020
Other reserve	718,196	718,196
Earned surplus brought forward	2,798,577	3,000,717
Treasury stock	(645,700)	(645,700)

Total shareholders’ equity	8,654,637	9,109,839

Net unrealized gains (losses) on available-for-sale securities	1,277,153	1,536,654
Net deferred gains (losses) on hedging instruments	(948,300)	(1,395,174)
Land revaluation excess	156,189	153,912

Total valuation and translation adjustments	485,042	295,393

Total net assets	9,139,679	9,405,233

Total liabilities and net assets	304,366,471	309,832,353

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(2) Non-consolidated Statements of Income (selected items)

(in millions of yen)	For the fiscal year ended March 31, 2025	For the fiscal year ended March 31, 2026
Ordinary income	7,364,065	7,765,892
Interest income	5,179,269	5,687,918
Interest on loans and bills discounted	3,005,753	3,099,623
Interest and dividends on securities	1,175,747	1,290,661
Fees and commissions	870,242	1,033,029
Trading income	101,651	159,725
Other operating income	399,562	351,809
Other ordinary income	813,339	533,409
Ordinary expenses	6,156,555	6,157,988
Interest expenses	3,599,035	3,969,750
Interest on deposits	1,727,362	1,756,596
Fees and commissions	161,746	168,113
Trading expenses	3,910	4,610
Other operating expenses	909,207	318,857
General and administrative expenses	1,308,243	1,495,046
Other ordinary expenses	174,412	201,610

Ordinary profits	1,207,510	1,607,904

Extraordinary gains	80,403	37,036
Extraordinary losses	11,289	71,102

Income before income taxes	1,276,624	1,573,837

Income taxes - current	183,469	583,814
Income taxes - deferred	133,977	(145,246)

Total taxes	317,446	438,567

Net income	959,178	1,135,269

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Non-consolidated Balance Sheets (selected items)

(in millions of yen)	As of March 31, 2025	As of March 31, 2026
Assets:
Cash and due from banks	13,562,026	11,767,855
Call loans	730,000	969,587
Receivables under resale agreements	84,905	113,680
Receivables under securities borrowing transactions	130,708	105,821
Monetary claims bought	15	15
Trading assets	88,909	220,878
Money held in trust	13,864	17,577
Securities	14,518,485	16,138,736
Loans and bills discounted	2,339,672	2,808,978
Foreign exchanges	175,657	204,717
Other assets	1,344,091	2,265,885
Tangible fixed assets	112,161	113,789
Intangible fixed assets	88,450	103,992
Prepaid pension costs	555,465	618,763
Customers’ liabilities for acceptances and guarantees	44,005	57,508
Allowance for credit losses	(932)	(1,798)

Total assets	33,787,488	35,505,990

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2025	As of March 31, 2026
Liabilities:
Deposits	13,257,880	14,065,823
Negotiable certificates of deposit	5,746,397	5,070,148
Call money	2,038,024	2,317,743
Payables under repurchase agreements	5,464,023	6,132,752
Commercial papers	133,307	286,478
Trading liabilities	278,494	525,378
Borrowed money	1,578,850	1,703,684
Foreign exchanges	543,047	378,952
Short-term bonds payable	199,766	199,728
Bonds payable	30,000	10,000
Due to trust accounts	1,565,953	1,495,989
Other liabilities	689,059	966,766
Reserve for bonuses	6,081	6,541
Reserve for bonuses to directors	176	163
Reserve for stocks payment	3,556	3,923
Reserve for contingent losses	5,092	3,135
Deferred tax liabilities	156,082	167,841
Deferred tax liabilities for land revaluation	3,755	3,669
Acceptances and guarantees	44,005	57,508

Total liabilities	31,743,556	33,396,230

Net assets:
Capital stock	324,279	324,279
Capital surplus	455,970	455,970
Capital reserve	250,619	250,619
Other capital surplus	205,351	205,351
Retained earnings	1,352,802	1,374,163
Revenue reserve	73,714	73,714
Other retained earnings	1,279,088	1,300,449
Funds for retirement benefits	710	710
Reserve for investment promotion taxation	281	281
Other reserve	138,495	138,495
Earned surplus brought forward	1,139,601	1,160,962
Treasury stock	(299,999)	(299,999)

Total shareholders’ equity	1,833,051	1,854,413

Net unrealized gains (losses) on available-for-sale securities	179,477	239,976
Net deferred gains (losses) on hedging instruments	31,040	15,195
Land revaluation excess	362	174

Total valuation and translation adjustments	210,879	255,346

Total net assets	2,043,931	2,109,760

Total liabilities and net assets	33,787,488	35,505,990

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(2) Non-consolidated Statements of Income (selected items)

(in millions of yen)	For the fiscal year ended March 31, 2025	For the fiscal year ended March 31, 2026
Ordinary income	1,542,316	1,585,994
Trust fees	126,186	143,432
Interest income	997,567	987,167
Interest on loans and bills discounted	91,803	108,626
Interest and dividends on securities	685,304	614,658
Fees and commissions	177,673	194,049
Trading income	30	0
Other operating income	92,267	150,271
Other ordinary income	148,590	111,073
Ordinary expenses	1,317,351	1,321,049
Interest expenses	821,011	791,623
Interest on deposits	124,346	156,915
Fees and commissions	58,346	68,369
Trading expenses	48,149	119,509
Other operating expenses	190,288	121,291
General and administrative expenses	190,497	207,025
Other ordinary expenses	9,057	13,229

Ordinary profits	224,965	264,945

Extraordinary gains	2,390	0
Extraordinary losses	27,503	5,503

Income before income taxes	199,852	259,442

Income taxes - current	39,902	72,792
Income taxes - deferred	5,713	(1,887)

Total taxes	45,616	70,904

Net income	154,236	188,537

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(3) Statements of Trust Assets and Liabilities

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2025	As of March 31, 2026
Assets:
Loans and bills discounted	1,507,955	1,495,493
Securities	82,297,398	91,704,429
Beneficiary rights to the trust	171,790,489	193,183,132
Securities held in custody accounts	3,182,746	3,234,031
Monetary claims	37,473,051	37,833,580
Tangible fixed assets	24,848,502	27,877,699
Intangible fixed assets	229,603	328,134
Other claims	4,279,871	3,943,856
Call loans	5,651,749	7,350,651
Due from banking account	4,244,900	2,808,353
Cash and due from banks	6,403,878	7,005,048

Total	341,910,148	376,764,411

Liabilities:
Money trusts	39,222,424	40,191,177
Pension trusts	13,366,896	13,894,088
Property formation benefit trusts	5,228	4,990
Investment trusts	170,479,519	191,654,775
Money entrusted other than money trusts	7,388,623	8,863,362
Securities trusts	5,392,692	4,143,865
Monetary claim trusts	32,124,384	33,553,151
Equipment trusts	412,714	1,149,948
Land and fixtures trusts	18,442	18,681
Composite trusts	73,499,220	83,290,369

Total	341,910,148	376,764,411

Note:	1.	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.
	2.	Trust assets and liabilities under a declaration of trust excluded from above table are 32,651 millions of yen as of March 31, 2025 and 52,080 millions of yen as of March 31, 2026.

Detailed information for “Money trust” with contracts indemnifying the principal amounts (including trusts for which beneficiary interests are re-entrusted)

(in millions of yen)	As of March 31, 2025	As of March 31, 2026
Assets:
Loans and bills discounted	2,468	1,957
Other	1,713,079	1,598,074

Total	1,715,548	1,600,032

Liabilities:
Principal	1,715,116	1,599,365
Allowance for bad debts	7	5
Other	424	661

Total	1,715,548	1,600,032

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(4) Major Items

(in millions of yen)	As of March 31, 2025	As of March 31, 2026
Total funds	71,598,827	73,226,228

Deposits	13,257,880	14,065,823
Negotiable certificates of deposit	5,746,397	5,070,148
Money trusts	39,222,424	40,191,177
Pension trusts	13,366,896	13,894,088
Property formation benefit trusts	5,228	4,990

Loans and bills discounted	3,847,628	4,304,471

Banking account	2,339,672	2,808,978
Trust account	1,507,955	1,495,493

Investment securities	96,815,884	107,843,166

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.